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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2002.

REPADRE CAPITAL CORPORATION
(Name of Registrant)

130 Adelaide Street West, Suite 2520, Toronto, ON, Canada, M5H 3P5
(Address of principal executive offices)

November 10, 2002
Notice of Special Meeting of Shareholders and Management Information Circular

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F /x/                    Form 40-F / /

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes / /                    No /x/

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Repadre Capital Corporation — SEC File No. 000-12793
(Registrant)

Date: December 10, 2002	By:
/s/ Grant A. Edey
Grant A. Edey, Secretary

REPADRE CAPITAL CORPORATION

NOTICE OF SPECIAL MEETING
OF SHAREHOLDERS
AND
MANAGEMENT INFORMATION CIRCULAR

CONCERNING THE PROPOSED BUSINESS COMBINATION OF
IAMGOLD CORPORATION AND REPADRE CAPITAL CORPORATION

December 6, 2002

  REPADRE CAPITAL CORPORATION

December 6, 2002

Dear Shareholder,

        The directors of Repadre Capital Corporation ("Repadre") cordially invite you to attend the special meeting (the "Meeting") of the shareholders (the "Shareholders") of Repadre to be held at the Toronto Stock Exchange, TSX Conference Centre, Auditorium — Street Level, 130 King Street West, Toronto, Ontario on January 6, 2003 at 10:00 a.m. (Toronto time).

        At the Meeting, you will be asked to approve a proposed arrangement (the "Arrangement") involving Repadre and IAMGold Corporation ("IAMGold"). Pursuant to an arrangement agreement between Repadre and IAMGold, Repadre and IAMGold have agreed to complete the Arrangement pursuant to which, on the terms and subject to the conditions set out in such agreement, Repadre will amalgamate with a wholly-owned subsidiary of IAMGold, each Shareholder will be entitled to receive 1.6 common shares of IAMGold for each common share of Repadre held by such holder and the amalgamated corporation will be a wholly-owned subsidiary of IAMGold.

        The directors of Repadre believe that the combination of Repadre and IAMGold will create one of the strongest intermediate gold producers in the industry and will provide Shareholders with significant gold leverage at low risk through a non-operating strategy.

        The Arrangement requires the affirmative vote of not less than two-thirds of the votes cast by the Shareholders who vote in respect of the special resolution concerning the Arrangement, in person or by proxy, at the Meeting.

        THE DIRECTORS OF REPADRE HAVE UNANIMOUSLY APPROVED THE TERMS OF THE ARRANGEMENT AGREEMENT AND THE PLAN OF ARRANGEMENT CONTEMPLATED THEREBY AND UNANIMOUSLY RECOMMEND THAT YOU VOTE IN FAVOUR OF THE SPECIAL RESOLUTION IN RESPECT THEREOF AT THE MEETING FOR THE REASONS SET FORTH IN THE ATTACHED MANAGEMENT INFORMATION CIRCULAR.

        We hope you will be able to attend the Meeting. Whether or not you are able to attend, it is important that you be represented at the Meeting. We encourage you to complete the enclosed form of proxy and return it, by the time specified in the attached Management Information Circular, to Computershare Trust Company of Canada at the address specified on the form of proxy. Voting by proxy will not prevent you from voting in person if you attend the Meeting, but will ensure that your vote will be counted if you are unable to attend.

Sincerely,

JOSEPH F. CONWAY President and Chief Executive Officer

130 Adelaide Street West, Suite 2520, Toronto, ON Canada    M5H 3P5    Tel 416 365 8090    Fax 416 365 8065

REPADRE CAPITAL CORPORATION

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

        NOTICE IS HEREBY G1VEN THAT a special meeting of shareholders (the "Meeting") of Repadre Capital Corporation ("Repadre") will be held at the Toronto Stock Exchange, TSX Conference Centre, Auditorium — Street Level, 130 King Street West, Toronto, Ontario, on January 6, 2003 at 10:00 a.m. (Toronto time) for the purposes of:

1.
considering, pursuant to an interim order dated December 5, 2002 of the Ontario Superior Court of Justice (the "Interim Order"), and, if deemed advisable, passing, with or without amendment, a special resolution (the "Arrangement Resolution") approving the arrangement under section 182 of the Business Corporations Act (Ontario) involving Repadre and IAMGold Corporation ("IAMGold") pursuant to which, among other things, Repadre will amalgamate with a wholly-owned subsidiary of IAMGold, each shareholder of Repadre (except a shareholder who exercises the right to dissent from the Arrangement Resolution) will be entitled to receive common shares of IAMGold in exchange for the common shares of Repadre held by such Shareholder on the basis of 1.6 common shares of IAMGold for each common share of Repadre held by such Shareholder, the amalgamated corporation will be a wholly-owned subsidiary of IAMGold and the shareholder rights plan agreement of Repadre, and all rights issued thereunder, will terminate; and

2.
considering such other matters as may properly come before the Meeting.

        The text of the Arrangement Resolution is attached hereto as Schedule A. The text of the Interim Order and the Notice of Application for the final order is attached as Exhibits A-1 and A-2, respectively, to the accompanying management information circular (together with the exhibits thereto, the "Circular").

        Shareholders may exercise their voting rights by attending the Meeting or by completing a form of proxy. Should you be unable to attend the Meeting in person, kindly date and sign the enclosed form of proxy and return it in the envelope provided for that purpose at your earliest convenience. Your common shares of Repadre will be voted in accordance with your instructions as indicated on the proxy or, failing instructions, in the manner set forth in the Circular.

        In order to be valid, the proxy must be received by the Secretary of Repadre or Computershare Trust Company of Canada, Attn: Proxy Department, 100 University Avenue, Toronto, Ontario M5J 2Y1 no later than 5:00 p.m. (Toronto time) on January 3, 2003 or, in the event of an adjournment, no later than 5:00 p.m. (Toronto time) on the business day immediately preceding the date to which the Meeting is adjourned.

        Pursuant to the Interim Order, registered holders of common shares of Repadre have been granted the right to dissent from the Arrangement Resolution and to be paid fair value for their shares. The right to dissent is described in the Circular.

        DATED at Toronto, Ontario the 6th day of December, 2002.

By Order of the Board of Directors
(Signed) GRANT A. EDEY Secretary

SCHEDULE A

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.
the arrangement (the "Arrangement") under section 182 of the Business Corporations Act (Ontario) (the "OBCA") involving Repadre Capital Corporation ("Repadre) and IAMGold Corporation ("IAMGold") pursuant to which, among other things, Repadre will amalgamate with a wholly-owned subsidiary of IAMGold, each shareholder of Repadre (except a shareholder who exercises the right to dissent from this special resolution) will be entitled to receive common shares of IAMGold in exchange for the common shares of Repadre held by such Shareholder on the basis of 1.6 common shares of IAMGold for each common share of Repadre held by such Shareholder, the amalgamated corporation will be a wholly-owned subsidiary of IAMGold and the shareholder rights plan agreement of Repadre, and all rights issued thereunder, will terminate, all as set forth in the plan of arrangement (the "Plan of Arrangement") attached as Schedule A to Exhibit F to the management information circular of Repadre dated December 6, 2002 (the "Circular"), is hereby authorized, approved and adopted;

2.
the arrangement agreement dated as of December 2, 2002 between Repadre and IAMGold (the "Arrangement Agreement"), the actions of the directors of Repadre in approving the Arrangement and the actions of the directors and officers of Repadre in executing and delivering the Arrangement Agreement are hereby confirmed, ratified and approved;

3.
notwithstanding that this special resolution has been passed (and the Arrangement adopted) by the shareholders of Repadre or that the Arrangement has been approved by the Ontario Superior Court of Justice, the directors of Repadre are hereby authorized and empowered (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted thereby, or (ii) not to proceed with the Arrangement at any time prior to the issue of a certificate giving effect to the Arrangement without further approval of the shareholders of Repadre;

4.
any officer or director of Repadre is hereby authorized, acting for, in the name of and on behalf of Repadre, to execute, under the seal of Repadre or otherwise, and to deliver for filing articles of arrangement and such other documents as are necessary or desirable to the Director under the OBCA in accordance with the Arrangement Agreement; and

5.
any officer or director of Repadre is hereby authorized and directed to do all such further and other acts and things and to execute or cause to be executed, under the corporate seal of Repadre or otherwise, such further and other documents, instruments and agreements as in his or her opinion may be necessary or desirable to implement and give effect to the Arrangement Agreement, the Arrangement and the Plan of Arrangement and to carry out and give full force and effect to the foregoing paragraphs of this resolution, and to amend any instruments or agreements previously executed or delivered, all to be in such form and on such terms as such person shall approve, such approval to be conclusively evidenced by such person's execution thereof.

NOTICE TO UNITED STATES SHAREHOLDERS OF REPADRE

        This solicitation of proxies by Repadre is not subject to the requirements of Section 14(a) of the U.S. Exchange Act. Accordingly, such solicitation is made in the United States with respect to securities of a Canadian foreign private issuer in accordance with Canadian corporate and securities laws, and the Circular has been prepared in accordance with disclosure requirements applicable in Canada. Repadre shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act.

        The historical Repadre financial information included in this Circular is presented in Canadian dollars. The historical IAMGold financial information and the pro forma financial information included in this Circular are presented in United States dollars. The historical Repadre financial information, the historical IAMGold financial information and the pro forma financial information included in this Circular have been prepared in accordance with Canadian generally accepted accounting principles, which differ from United States generally accepted accounting principles in certain material respects.

        Enforcement by shareholders of civil liabilities under the United States securities laws may be affected adversely by the fact that Repadre is organized under the laws of a jurisdiction other than the United States, that, with one exception, its officers and directors are residents of countries other than the United States, that some of the experts named in the Circular are residents of Canada and that a substantial portion of the assets of Repadre and such persons are located outside of the United States.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

        This Circular includes "forward-looking statements" within the meaning of the U.S. Securities Act and the U.S. Exchange Act. All statements, other than statements of historical facts, included in this Circular that address activities, events or developments that IAMGold or Repadre expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of IAMGold's and Repadre's businesses, operations, plans, and other such matters are forward-looking statements. When used in this Circular, the words "estimate", "plan", "anticipate", "expect", "intend", "believe" and similar expressions are intended to identify forward-looking statements.

        The statements made in this Circular about the anticipated impact the combination of IAMGold and Repadre may have on their combined operations, as well as the benefits expected to result from the combination, are forward-looking statements. These include statements relating to attributable annual gold production, estimated cash costs, attributable reserves and resources, life span of reserves and resources, market capitalization, and amount of cash and/or bullion on hand. IAMGold's operations and financial performance and those of Repadre are subject to numerous risks. As a result, the combined company's actual results of operations and earnings, as well as the actual benefits of the combination, may differ significantly from these estimates in respect of timing, amount or nature and may be never achieved. Risks involving the combined company that may affect results of operations, earnings, and expected benefits of the combination of the companies, are discussed under "Risk Factors" in Exhibit B to this Circular.

SUMMARY

        The following is a summary of the information contained elsewhere in this Circular. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained in this Circular and in the attached exhibits. Shareholders are encouraged to read this Circular and the attached exhibits carefully and in their entirety. In this Circular, dollar amounts are expressed in Canadian dollars unless otherwise stated. Capitalized terms in this summary have the same meanings as set forth in the Glossary and elsewhere in this Circular.

The Companies

Repadre

        Repadre's business consists primarily of:

  (a)
  an indirect 18.9% interest in Gold Fields Ghana Limited, the holder of the mineral rights to the Tarkwa concession in Ghana on which the Tarkwa Gold Mine is located;

  (b)
  an indirect 18.9% interest in Abosso Goldfields Limited, the holder of the mineral rights to the Damang concession, which is contiguous with the Tarkwa concession, on which the Damang Gold Mine is located;

  (c)
  a 1% royalty on the Diavik diamond property located in the Northwest Territories, Canada; and

  (d)
  a portfolio of other active and inactive royalty interests on mineral properties located in Canada, Nicaragua, South Africa, Mexico, Bolivia, Honduras, United States, Ghana and Burkina Faso.

Additional information with respect to the current business of Repadre is set forth under the headings "Tarkwa Gold Mine", "Damang Gold Mine" and "Royalties" in Exhibit B attached to this Circular.

        The registered and principal executive offices of Repadre are located at Suite 2520, 130 Adelaide Street West, Toronto, Ontario M5H 3P5. Repadre's telephone number is (416) 365-8090.

IAMGold

        IAMGold's business consists primarily of:

  (a)
  an indirect 38% interest in La Société d'Exploitation des Mines d'Or de Sadiola S.A., the owner of the mining rights for the mining permit area in Mali on which the Sadiola Gold Mine is located;

  (b)
  an indirect 40% interest in Yatela Exploitation Company Limited, the owner of the mining rights for the mining permit area in Mali, immediately to the north of the Sadiola mining permit area, on which the Yatela Gold Mine is located; and

  (c)
  exploration properties located in West Africa and South America.

Additional information with respect to the business and affairs of IAMGold, before and after giving effect to the Arrangement, is set forth in Exhibit B attached to this Circular.

        IAMGold's registered and principal executive offices are located at 2820 Fourteenth Avenue, Markham, Ontario L3R 0S9. IAMGold's telephone number is (905) 477-4420.

The Meeting

Time, Date and Place

        The Meeting will be held at the Toronto Stock Exchange, TSX Conference Centre, Auditorium — Street Level, 130 King Street West, Toronto, Ontario, on January 6, 2003, at 10:00 a.m. (Toronto time).

Record Date and Shares Entitled to Vote

        Shareholders of record at the close of business on the Record Date are entitled to receive notice of and to vote at the Meeting. At the close of business on the Record Date there were 39,306,870 Repadre Shares outstanding, each of which will be entitled to one vote on each matter to be acted upon at the meeting.

Matters to be Considered

        At the Meeting, the Shareholders will consider and vote upon: (i) pursuant to an interim order dated December 5, 2002 of the Ontario Superior Court of Justice, a special resolution in the form attached as Schedule A to the Notice of Meeting approving the Arrangement under section 182 of the Business Corporations Act (Ontario) involving Repadre and IAMGold pursuant to which, among other things, Repadre will amalgamate with a wholly-owned subsidiary of IAMGold; each shareholder of Repadre (except a shareholder who exercises the right to dissent from the Arrangement Resolution) will be entitled to receive common shares of IAMGold in exchange for the common shares of Repadre held by such Shareholder on the basis of 1.6 common shares of IAMGold for each common share of Repadre held by such Shareholder; the amalgamated corporation will be a wholly-owned subsidiary of IAMGold; and the shareholder rights plan of Repadre and all rights issued thereunder will terminate, and (ii) such other matters as may properly come before the Meeting.

Votes Required

        The Arrangement Resolution will require the affirmative vote of not less than two-thirds of the votes cast thereon by Shareholders present in person or represented by proxy at the Meeting.

Interests of Certain Persons in the Arrangement

        Certain directors and/or officers of Repadre have interests in the Arrangement that are different than Shareholders generally. These interests relate primarily to certain benefits under their employment agreements in certain circumstances following a change of control (as defined therein). See "Interests of Certain Persons in the Transaction".

The Arrangement

        Pursuant to the Arrangement Agreement, Repadre and IAMGold have agreed to the complete Arrangement pursuant to which, among other things, Repadre will amalgamate with a wholly-owned subsidiary of IAMGold, each Shareholder (other than a Shareholder who exercises the Dissent Rights) will be entitled to receive IAMGold Shares in exchange for the Repadre Shares held by such Shareholder on the basis of 1.6 IAMGold Shares for each Repadre Share held by such Shareholder, Amalco will be wholly-owned by IAMGold and the Shareholder Rights Plan and all Rights will terminate, all pursuant to the provisions of the Plan of Arrangement. See "The Arrangement".

Reasons for the Transaction

        In reaching its conclusions that the Arrangement is fair to and in the best interests of the Shareholders and in recommending that the Shareholders vote in favour of the Arrangement Resolution, the Board of Directors considered information with respect to the business and affairs of Repadre and IAMGold as well as other factors. These factors include the following:

  (i)
  the combination of the businesses of Repadre and IAMGold is expected to create one of the strongest intermediate gold producers in the industry and is expected to provide shareholders with significant gold leverage at low risk through an unhedged non-operating strategy;

  (ii)
  after giving effect to the business combination with Repadre, IAMGold will have interests in four producing gold mines, two in Mali and two in Ghana, with attributable annual gold production of approximately 450,000 ounces at an average cash cost of approximately US$180 per ounce;

  (iii)
  after giving effect to the business combination with Repadre, IAMGold will have attributable reserves in excess of 3.4 million ounces of gold and attributable resources (including reserves) in excess of 5 million ounces of gold;

  (iv)
  the four producing gold mines in which IAMGold will have an interest are operated by major international mining companies with extensive experience in operating gold mines in Africa;

  (v)
  the producing gold mines in which IAMGold will have an interest are believed to have sufficient reserves and resources to ensure ongoing production at current gold prices for a minimum of four years for the mine with the earliest scheduled depletion;

  (vi)
  the combined entity will have a market capitalization of approximately Cdn$730 million (based on the closing price of the IAMGold Shares on the TSX on November 27, 2002, the day before the Board of Directors approved the Arrangement Agreement), US$60 million of discretionary cash and/or bullion on hand, attributable cash and/or bullion of US$80 million and no corporate debt;

  (vii)
  the combined entity will have a strong management team;

  (viii)
  the combined entity will have a portfolio of royalties, including a 1% royalty on the Diavik diamond property, and exploration assets;

  (ix)
  the financial analysis provided by BMO Nesbitt Burns to the Board of Directors and the opinion of BMO Nesbitt Burns that, as at the date of such opinion, the Exchange Ratio was fair to the Shareholders from a financial point of view;

  (x)
  the Exchange Ratio implies a price of Cdn$8.48 for each Repadre Share, representing a premium of 16.16% to the closing price per Repadre Share on the TSX on Friday, October 25, 2002, the last trading day immediately prior to the preliminary approval of the Arrangement by the Board of Directors on October 28, 2002;

  (xi)
  the Arrangement, in the view of the Board of Directors, is the best alternative for maximizing value for the Shareholders under the circumstances;

  (xii)
  pursuant to the Arrangement, Shareholders will receive all of their consideration in the form of IAMGold Shares and, as a result, will continue to have an investment in the gold mining industry through IAMGold;

  (xiii)
  for Canadian federal income tax purposes, Shareholders who hold their Repadre Shares as capital property generally will be able to exchange their Repadre Shares for IAMGold Shares under the Arrangement on a tax-deferred basis under the ITA (see "Canadian Federal Income Tax Considerations"); and

  (xiv)
  under the terms of the Arrangement Agreement, the Board of Directors is able to consider or negotiate (in accordance with the provisions of the Arrangement Agreement) any bona fide Acquisition Proposal that may or may not be a Superior Proposal or approve or recommend to Shareholders or enter into an agreement in respect of a Superior Proposal (see "Non-solicitation").

        See "Reasons for the Transaction".

Recommendation of the Board of Directors

        The Board of Directors has unanimously approved the terms of the Arrangement Agreement and the Plan of Arrangement and unanimously recommends that the Shareholders vote in favour of the Arrangement Resolution at the Meeting. See "Recommendation of the Board of Directors".

BMO Nesbitt Burns Fairness Opinion

        In deciding to approve the Arrangement, the Board of Directors considered, among other things, the BMO Nesbitt Burns Fairness Opinion. The BMO Nesbitt Burns Fairness Opinion concludes that, as at the date of the opinion, the Exchange Ratio was fair to Shareholders from a financial point of view. The complete text of the

BMO Nesbitt Burns Fairness Opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken in connection with the opinion is attached to this Circular as Exhibit G. The BMO Nesbitt Burns Fairness Opinion addresses only the fairness of the Exchange Ratio from a financial point of view and is not and should not be construed as a valuation of Repadre, IAMGold or any of their respective assets or securities or a recommendation to any Shareholder as to whether to vote in favour of the Arrangement. Shareholders are urged to, and should, read the BMO Nesbitt Burns Fairness Opinion in its entirety. See "BMO Nesbitt Burns Fairness Opinion".

Support of Significant Shareholders

        Dundee Bancorp Inc. beneficially owns 6,507,200 Repadre Shares, representing approximately 16.55% of the Repadre Shares outstanding. Dundee Bancorp Inc. has confirmed to IAMGold that, prior to the earlier of the Completion Deadline and February 28, 2003, it will not:

  (a)
  solicit or initiate any inquiries or proposals, participate, directly or indirectly, in any discussions or negotiations or enter into any agreement regarding any Acquisition Proposal in respect of Repadre; or

  (b)
  sell the Repadre Shares beneficially owned by it as a block to any person.

The obligations of Dundee Bancorp Inc. will automatically terminate if the Arrangement Agreement is terminated for any reason or the directors of Repadre withdraw their approval of the Arrangement or approve or recommend any Superior Proposal in respect of Repadre and may be terminated at the option of Dundee Bancorp Inc. if any event occurs that permits Repadre to terminate the Arrangement Agreement whether or not terminated by Repadre.

        William D. Pugliese and Mark Nathanson, each a Co-Chairman and a director of IAMGold, own or exercise control or direction over, directly or indireclty, IAMGold Shares representing 16.9% and 9.25%, respectively, of the IAMGold Shares outstanding. Each of Messrs. Pugliese and Nathanson has agreed that he will not:

  (a)
  solicit or initiate any inquiries or proposals, participate, directly or indirectly, in any discussions or negotiations or enter into any agreement regarding any Acquisition Proposal in respect of IAMGold; or

  (b)
  sell the IAMGold Shares owned by him, or which he exercises control or direction over, directly or indirectly, as a block to any person.

        The obligations of each of Messrs. Pugliese and Nathanson will also automatically terminate if the Arrangement Agreement is terminated for any reason or the directors of IAMGold withdraw their approval of the Arrangement or approve or recommend any Superior Proposal in respect of IAMGold and may be terminated at his option in any event that permits IAMGold to terminate the Arrangement Agreement whether or not terminated by IAMGold.

        See "Support of Significant Shareholders".

Completion of the Arrangement

        Upon the satisfaction or waiver of the conditions to the Arrangement, including the approval of the Arrangement Resolution at the Meeting and the receipt of the Final Order approving the Arrangement, Repadre will file the Articles of Arrangement with the Director. The Arrangement will become effective upon the Effective Date of the Certificate of Arrangement issued by the Director giving effect to the Arrangement. It is currently anticipated that the Effective Date will be on or about January 7, 2003. See "Court Approval and Completion of the Arrangement".

Plan of Arrangement

        At the Effective Time, subject to the provisions of the Plan of Arrangement, the following will occur without any further act or formality:

  (a)
  Repadre and IAMGold Subco will amalgamate under the OBCA;

  (b)
  each Repadre Share (except for those in respect of which Dissent Rights are exercised) will be exchanged for 1.6 IAMGold Shares;

  (c)
  each holder of a Repadre Option will be entitled to receive upon the subsequent exercise thereof in accordance with its terms, and shall accept in lieu of the number of Repadre Shares otherwise issuable upon such exercise, the number of IAMGold Shares which such holder would have been entitled to receive as a result of the Arrangement, if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Repadre Shares to which such holder was theretofore entitled upon such exercise;

  (d)
  each share of IAMGold Subco will be exchanged for one share of Amalco;

  (e)
  Amalco will be wholly-owned by IAMGold; and

  (f)
  the Shareholder Rights Plan will terminate and all of the Rights will be null and void and will be terminated without any payment in respect thereof.

        No fractional IAMGold Shares will be issued to Shareholders upon the surrender of Repadre Shares for exchange. Any fractional number of IAMGold Shares will be rounded down to the next whole number of IAMGold Shares.

        Assuming (i) that there are 39,306,870 Repadre Shares outstanding as at the Effective Date (which assumes that no Repadre Options are exercised), and (ii) that no Shareholder exercises Dissent Rights, IAMGold will issue approximately 62,890,992 IAMGold Shares in connection with the Arrangement. Assuming (i) that there are 41,056,870 Repadre Shares outstanding as at the Effective Date (which assumes that all outstanding Repadre Options that are in-the-money at the date hereof are exercised), and (ii) that no Shareholder exercises Dissent Rights, IAMGold will issue approximately 65,690,992 IAMGold Shares in connection with the Arrangement. Based upon the foregoing assumptions, following the consummation of the Arrangement, former Shareholders will own approximately 44.4% or 45.5%, respectively, of the outstanding IAMGold Shares.

        See "Description of Plan of Arrangement".

Conditions to the Transaction

        The obligations of Repadre and IAMGold to complete the Arrangement are subject to the satisfaction of certain mutual conditions, including, among others, (i) the Arrangement Resolution having been approved by the Shareholders at the Meeting, (ii) the Final Order having been granted by the Court, (iii) there not being any law, ruling or order and no action having been taken by any governmental entity or regulatory authority that restrains or prohibits the Arrangement or results or could result in a judgment relating to the Arrangement which is or could be materially adverse to Repadre or IAMGold, on a consolidated basis, and (iv) all regulatory, third person and other consents and approvals having been obtained.

        The obligations of Repadre to complete the Arrangement are subject to the satisfaction of certain conditions in its favour, including, among others, (i) the representations and warranties of IAMGold under the Arrangement Agreement being true and correct in all material respects, (ii) from the date of the Arrangement Agreement to the Effective Time, there having not occurred, and IAMGold or any of its Subsidiaries having not incurred or suffered, any one or more changes, effects, events, occurrences or states of facts (other than as caused by any change in the market price of gold) that, either individually or in the aggregate, have or could reasonably be expected to have, an adverse economic impact of at least Cdn$25 million on the business, assets or financial condition of IAMGold and its Subsidiaries, on a consolidated basis, and (iii) IAMGold having complied in all material respects with its covenants in the Arrangement Agreement.

        The obligations of IAMGold to complete the Arrangement are subject to the satisfaction of certain conditions in its favour including, among others, (i) the representations and warranties of Repadre under the Arrangement Agreement being true and correct in all material respects, (ii) from the date of the Arrangement Agreement to the Effective Time, there having not occurred, and Repadre or any of its Subsidiaries having not incurred or suffered, any one or more changes, effects, events, occurrences or states of facts (other than as caused by any change in the market price of gold) that, either individually or in the aggregate, have or could reasonably be expected to have, an adverse economic impact of at least Cdn$25 million on the business, assets or financial condition of Repadre and its Subsidiaries, on a consolidated basis, (iii) Repadre having complied in all material respects with its covenants in the Arrangement Agreement, (iv) the operation of the Shareholder Rights Plan having been terminated, and (v) Shareholders holding 10% or less of the Repadre Shares having exercised Dissent Rights.

        The Arrangement Agreement provides that, if any condition to the completion of the Arrangement is not satisfied or waived by the applicable party on or before the Completion Deadline (or any earlier date by which such condition is required to be satisfied), then the party entitled to the benefit of such condition may terminate the Arrangement Agreement, except where such failure is the result of a breach of the Arrangement Agreement by such party.

        See "Conditions to the Transaction".

Non-solicitation

        Pursuant to the Arrangement Agreement, until the later of the Completion Deadline and the date on which any amount required to be paid by IAMGold or Repadre, as the case may be (the "Paying Party"), pursuant to the Arrangement Agreement has actually been received by the other of them (the "Non-Paying Party"), the Paying Party cannot, directly or indirectly, (a) solicit or initiate any inquiries or proposals regarding any Acquisition Proposal, (b) participate in any discussions or negotiations regarding any Acquisition Proposal, (c) withdraw or modify in any manner adverse to the Non-Paying Party the approval of its directors of the Arrangement, (d) agree to, approve or recommend any Acquisition Proposal, or (e) enter into any agreement related to any Acquisition Proposal. Notwithstanding the foregoing, nothing will prevent the directors of the Paying Party from (i) considering or negotiating any unsolicited bona fide Acquisition Proposal that may or may not be a Superior Proposal, or (ii) approving or recommending to the shareholders thereof or entering into an agreement in respect of a Superior Proposal. Each of IAMGold and Repadre must within 48 hours notify the other of them of any Acquisition Proposal which any director or senior officer thereof receives, any amendment to any of the foregoing or any request for non-public information relating thereto and must provide certain information to the other of them regarding such Acquisition Proposal. See "Non-solicitation".

Superior Proposals

        Until the later of the Completion Deadline and the date on which any amount required to be paid by the Paying Party pursuant to the Arrangement Agreement has actually been received by the Non-Paying Party, neither the Paying Party nor the directors thereof can accept, approve, recommend or enter into any agreement in respect of an Acquisition Proposal on the basis that it would constitute a Superior Proposal unless (a) the Paying Party has provided the Non-Paying Party with a copy of the documents containing such Superior Proposal (with certain permitted deletions), and (b) five Business Days have elapsed from the later of the date on which the Non-Paying Party received notice of the determination of the directors of the Paying Party to accept, approve, recommend or to enter into an agreement in respect of such Acquisition Proposal and the date on which the Non-Paying Party received a copy of such Superior Proposal and the Non-Paying Party has not within such five Business Day period agreed to at least match the value per common share of the Paying Party of such Superior Proposal determined in each case as of such later date by the directors of the Paying Party in good faith. See "Superior Proposals".

Termination and Termination Fees

        The Arrangement Agreement may be terminated at any time prior to the Effective Date:

  (a)
  by the mutual consent of the parties;

  (b)
  by either party if:

  (i)
  a mutual condition or a condition in its favour is not satisfied; or

  (ii)
  the Effective Date is not on or before the Completion Deadline;

  (c)
  by IAMGold if:

  (i)
  the directors of Repadre withdraw or modify in a manner adverse to IAMGold their approval or recommendation of the Arrangement or approve or recommend any Superior Proposal;

  (ii)
  the Repadre Meeting is held and completed and the Shareholders do not approve the Arrangement; or

  (iii)
  it determines that an Acquisition Proposal in respect of IAMGold constitutes a Superior Proposal; or

  (d)
  by Repadre if:

  (i)
  the directors of IAMGold withdraw or modify in a manner adverse to Repadre their approval of the Arrangement or approve or recommend any Superior Proposal;

  (ii)
  the Repadre Meeting is held and completed and the Shareholders do not approve the Arrangement; or

  (iii)
  it determines that an Acquisition Proposal in respect of Repadre constitutes a Superior Proposal.

        In the event that the Arrangement Agreement is terminated by (i) IAMGold pursuant to paragraph (b) above because Repadre fails to submit the Arrangement for approval by the Shareholders at the Meeting or fails to solicit proxies, (ii) IAMGold pursuant to paragraph (c) (i) above, (iii) Repadre pursuant to paragraph (d) (iii) above, or (iv) IAMGold or Repadre in the event that any Acquisition Proposal in respect of Repadre is made or there has been a public announcement of an intention to make such an Acquisition Proposal, such Acquisition Proposal or announced intention is not publicly withdrawn prior to the Meeting and the Shareholders do not approve the Arrangement at the Meeting; then Repadre will be required to pay to IAMGold, within five Business Days, Cdn$5 million in immediately available funds.

        In the event that the Arrangement Agreement is terminated by Repadre pursuant to paragraph (d)(i) above or by IAMGold pursuant to paragraph (c)(iii) above, then IAMGold will be required to pay to Repadre, within five Business Days, Cdn$5 million in immediately available funds.

Stock Exchange Listings

        The TSX has conditionally approved the listing of the IAMGold Shares to be issued in connection with the Arrangement, subject to IAMGold fulfilling all of the requirements of the TSX. The IAMGold Shares to be issued in connection with the Arrangement will also be listed on the AMEX, subject to IAMGold fulfilling all of the requirements of the AMEX.

Income Tax Considerations

        For Canadian federal income tax purposes, a Shareholder (other than a Shareholder who exercises Dissent Rights) to whom Repadre Shares represent capital property generally will not realize a capital gain or a capital loss upon the exchange of Repadre Shares for IAMGold Shares. See "Canadian Federal Income Tax Considerations".

        For United States federal income tax purposes, generally a U.S. holder will recognize gain or loss on the exchange of Repadre Shares for IAMGold Shares. See "Certain United States Federal Income Tax Consequences".

        Holders of Repadre Shares should consult their tax advisers for specific advice concerning the tax consequences of the Arrangement.

Eligibility for Investment

        The IAMGold Shares to be issued pursuant to the Arrangement will be "qualified investments" under the ITA for trusts governed by registered retirement savings plans, registered education savings plans, registered retirement income funds and deferred profit sharing plans, and, based upon a certificate provided by an officer of IAMGold, will not constitute foreign property for purposes of Part XI of the ITA for trusts governed by registered pension plans and for certain other persons to whom Part XI of the ITA is applicable.

Dissenting Shareholders' Rights

        Registered Shareholders are entitled to dissent from the Arrangement Resolution in the manner provided in section 185 of the OBCA, as modified by the Interim Order and the Plan of Arrangement. See "Dissenting Shareholders' Rights". Section 185 of the OBCA is reprinted in its entirety and attached to this Circular as Exhibit H. Shareholders are not entitled to dissent with respect to any other matter that may be considered at the Meeting.

Risk Factors

        Shareholders should consider a number of risk factors in evaluating whether to approve the Arrangement Resolution. These risk factors include certain risks related to the Arrangement which are discussed in greater detail herein under "Risk Factors" and risks relating to the business of IAMGold following completion of the Arrangement which are described under "Risk Factors" in Exhibit B to this Circular.

Repadre Selected Consolidated Financial Data

        The following selected consolidated financial data presented for, and as of the end of, each of the years in the three-year period ended December 31, 2001 are derived from the consolidated financial statements of Repadre, which consolidated financial statements have been audited by KPMG LLP, Chartered Accountants. The selected consolidated financial data as at, and for the nine-month periods ended, September 30, 2002 and 2001 are derived from the unaudited consolidated financial statements of Repadre. The consolidated financial statements of Repadre (i) as at September 30, 2002 and for the nine-month periods ended September 30, 2002 and 2001, and (ii) as at December 31, 2001, 2000 and 1999 and for each of the years in the three-year period ended December 31, 2001 and the auditors' report thereon are attached as Exhibit D to this Circular and reference should be made to these financial statements, including the notes thereto. Exhibit D also contains management discussions and analyses of such financial statements.

	Nine months ended and as at September 30		Year ended and as at December 31
	2002	2001	2001	2000	1999
	(unaudited)
	(in thousands of Cdn. dollars, except per share amounts)
Income Statement Data:
Gross income(1)	13,907	7,629	10,335	8,898	5,713
Income (loss) from operations	10,156	4,409	6,176	2,784	(16,914)
Net income (loss)	10,156	4,409	6,176	2,784	(16,914)
Net income (loss) per share	$0.28	$0.15	$0.21	$0.10	$(0.61)
Net income (loss) per share, diluted	$0.27	$0.15	$0.21	$0.10	$(0.61)
Balance Sheet Data:
Total assets	153,240	93,813	94,135	90,164	87,894
Net assets	152,872	89,461	91,230	85,043	82,245
Long term debt	—	—	—	—	216
Capital stock	147,628	95,380	95,382	95,371	95,357

(1)
Includes royalty revenue, income from Gold Fields Ghana Limited, income from Abosso Goldfields Limited and investment income.

IAMGold Selected Consolidated Financial Data

        The following selected consolidated financial data presented for, and as the end of, each of the years in the three-year period ended December 31, 2001 are derived from the consolidated financial statements of IAMGold, which consolidated financial statements have been audited by KPMG LLP, Chartered Accountants. The selected consolidated financial data as at, and for the nine-month periods ended, September 30, 2002 and 2001 are derived from the unaudited consolidated financial statements of IAMGold. The consolidated financial statements of IAMGold (i) as of September 30, 2002 and for the nine-month periods ended September 30, 2002 and 2001, and (ii) as of December 31, 2001, 2000 and 1999 and for each of the years in the three-year period ended December 31, 2001 and the auditors' report thereon are attached as Exhibit C to this Circular and reference should be made to these financial statements, including the notes thereto. Exhibit C also contains management discussions and analyses of such financial statements.

	Nine months ended September 30		Year ended and as at December 31
	2002	2001	2001	2000	1999
	(unaudited)
	(in thousands of U.S. dollars, except per share amounts)
Income Statement Data:
Gold sales	65,085	59,850	81,655	57,984	63,461
Income from mining operations	17,045	17,320	24,327	22,890	22,414
Net income (loss) for the period	7,947	8,835	10,948	10,050	14,194
Net income (loss) per share (basic and diluted)	$0.10	$0.12	$0.15	$0.14	$0.19
Balance Sheet Data:
Cash and deposits	17,250	40,060	31,365	43,602	67,128
Net working capital	50,455	14,833	18,530	15,886	32,745
Total assets	193,291	184,473	176,598	175,795	177,639
Non-recourse loans payable	15,315	38,925	26,617	44,099	62,827

Pro Forma Consolidated Financial Information

        Exhibit E attached to this Circular contains unaudited pro forma consolidated financial information for IAMGold based upon the completion of the Arrangement. The unaudited pro forma consolidated balance sheet has been prepared on the basis that the Arrangement occurred on September 30, 2002. The unaudited pro forma consolidated statements of operations have been prepared for the nine months ended September 30, 2002 and the year ended December 31, 2001 on the basis that the Arrangement occurred on January 1, 2001. The pro forma consolidated financial information should be read in conjunction with the historical financial statements of IAMGold and Repadre contained in Exhibits C and D to this Circular.

	IAMGold Historical	Repadre Historical (Converted US$)	Adjustments	IAMGold Pro Forma
	(in thousands of U.S. dollars, except per share amounts)
Balance Sheet:
(As at September 30/02)
Assets	193,291	100,238	136,424	429,953
Total liabilities	38,218	232	19,604	58,054
Shareholders' equity	155,073	100,006	116,820	371,899
Statement of Operations:
(Nine Months Ended September 30/02)
Earnings from mining operations	17,045	—		17,045
Royalty income	—	1,288		1,288
Income from working interests	—	6,550		6,550
Investment income	1,034	1,017		2,051

	18,079	8,855		26,934
Income before income taxes	10,720	6,592	(395)	16,917
Net income for the period	7,947	6,467	(246)	14,168
Income per share
Basic	$0.10			$0.10
Diluted	$0.10			$0.10
Statement of Operations:
(Year Ended December 31/01)
Earnings from mining operations	24,327	—	—	24,327
Royalty income	—	1,515	—	1,515
Income from working interests	—	4,785	—	4,785
Investment income	(384)	373	—	(11)

	23,943	6,673	—	30,616
Income before income taxes	15,180	3,703	(634)	18,249
Net income for the period	10,948	3,988	(420)	14,516
Income per share
Basic	$0.15			$0.11
Diluted	$0.15			$0.11

GLOSSARY

        Unless the context otherwise requires, the following terms shall have the meanings set forth below when used in this Circular. These defined terms are not always used herein and may not conform to the defined terms used in the Exhibits to this Circular.

"Acquisition Proposal" means, in respect of IAMGold or Repadre, any inquiry or proposal (other than in respect of the Arrangement) regarding (i) any merger, amalgamation, consolidation, share exchange, business combination or other similar transaction or series of related transactions involving IAMGold or Repadre or any of their respective Subsidiaries, (ii) any sale, lease, exchange, transfer or other disposition of all or any material portion of the assets of IAMGold or Repadre or any of their respective Subsidiaries, (iii) any tender offer, take-over bid, exchange offer or similar transaction by any person involving the acquisition of securities of IAMGold or Repadre or any of their respective Subsidiaries or the securities of their respective Significant Interest Companies, (iv) any recapitalization, reorganization, liquidation, material sale or issue of treasury securities or rights or interests therein or thereto or rights or options to acquire any material number of treasury securities or any type of similar transaction which would or could constitute a de facto change in control of IAMGold or Repadre or any of their respective Subsidiaries, or (v) any other similar transactions or series of related transaction which would or could constitute a de facto change in control of IAMGold or Repadre or any of their respective Subsidiaries, respectively, or which would or could hinder the consummation of the transactions contemplated by, or otherwise defeat the purpose of, the Arrangement Agreement.

"Amalco" means the corporation resulting from the amalgamation of Repadre and IAMGold Subco pursuant to the Arrangement.

"AMEX" means the American Stock Exchange, Inc.

"Arrangement" means the arrangement under section 182 of the OBCA, on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendment or supplement thereto made in accordance with the Arrangement Agreement or made at the direction of the Court.

"Arrangement Agreement" means the arrangement agreement made as of December 2, 2002, between IAMGold, IAMGold Subco and Repadre, a copy of which is attached to this Circular as Exhibit F.

"Arrangement Resolution" means the special resolution of the Shareholders concerning the Arrangement, substantially in the form and content set out in Schedule A to the Notice of Meeting.

"Articles of Arrangement" means the articles of arrangement of Repadre in respect of the Arrangement that are required by the OBCA to be filed with the Director after the Final Order is made.

"BMO Nesbitt Burns" means BMO Nesbitt Burns Inc.

"BMO Nesbitt Burns Fairness Opinion" means the written opinion dated November 28, 2002 from BMO Nesbitt Burns delivered to the Board of Directors in connection with the Arrangement, a copy of which is attached as Exhibit G to this Circular.

"Board of Directors" means the board of directors of Repadre.

"Business Day" means any day other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario.

"Certificate of Arrangement" means the certificate of arrangement to be issued by the Director giving effect to the Arrangement.

"Circular" means this management information circular, including all exhibits hereto, sent to the Shareholders in connection with the Meeting.

"Completion Deadline" means February 28, 2003, subject to unilateral extension by either Repadre or IAMGold to a date not later than March 31, 2003.

"Computershare" means Computershare Trust Company of Canada.

"Court" means the Ontario Superior Court of Justice.

"Depositary" means Computershare at its office set out in the Letter of Transmittal.

"Director" means the Director appointed pursuant to section 278 of the OBCA.

"Dissent Notice" means a written objection to the Arrangement Resolution made by a registered Shareholder in accordance with the Dissent Procedures.

"Dissent Procedures" means the dissent procedures described under "Dissenting Shareholders' Rights".

"Dissent Rights" means the rights of a registered Shareholder to dissent in respect of the Arrangement Resolution in strict compliance with the Dissent Procedures.

"Dissenting Shareholder" means a registered Shareholder who dissents in respect of the Arrangement Resolution in strict compliance with the Dissent Procedures.

"Effective Date" means the date in respect of the Arrangement as shown on the Certificate of Arrangement.

"Effective Time" means the time on the Effective Date at which the Arrangement becomes effective in accordance with its terms.

"Exchange Ratio" means 1.6 IAMGold Shares which Shareholders will be entitled to receive under the Plan of Arrangement for each Repadre Share held, subject to the provisions of the Plan of Arrangement.

"Final Order" means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed.

"IAMGold" means IAMGold Corporation, a corporation incorporated under the Canada Business Corporations Act.

"IAMGold Shares" means the common shares which IAMGold is authorized to issue.

"IAMGold Subco" means 1551116 Ontario Inc., a wholly-owned subsidiary of IAMGold incorporated under the OBCA.

"Interim Order" means the interim order of the Court, as the same may be amended, in respect of the Arrangement, a copy of which is attached as Exhibit A-1 to this Circular.

"ITA" means the Income Tax Act (Canada), as amended.

"Letter of Transmittal" means the letter of transmittal delivered to Shareholders which, when duly completed and forwarded to the Depositary with a certificate representing Repadre Shares, will enable the Shareholder to exchange such shares for IAMGold Shares.

"Material Adverse Change" means, in respect of IAMGold or Repadre, any one or more changes, effects, events or occurrences, and "Material Adverse Effect" means, in respect of IAMGold or Repadre, any state of facts, which, in either case, either individually or in the aggregate, are, or would reasonably be expected to be, material and adverse to the business, assets or financial condition of IAMGold or Repadre and their respective Subsidiaries, on a consolidated basis.

"Meeting" means the special meeting of Shareholders, including any adjournments and postponements thereof, to be called and held in accordance with the terms of the Interim Order to approve the Arrangement Resolution.

"Notice of Application" means the Notice of Application to the Court with respect to the Final Order, a copy of which is attached as Exhibit A-2 to this Circular.

"Notice of Meeting" means the notice of the Meeting sent to Shareholders together with this Circular.

"OBCA" means the Business Corporations Act (Ontario), as amended.

"Plan of Arrangement" means the plan of arrangement under section 182 of the OBCA substantially in the form and content of Schedule A to the Arrangement Agreement which is attached to this Circular as Exhibit F, as amended, modified or supplemented from time to time in accordance with the Plan of Arrangement or the Arrangement Agreement or made at the direction of the Court.

"Record Date" means December 6, 2002.

"Repadre" means Repadre Capital Corporation, a corporation incorporated under the OBCA.

"Repadre Options" means the options of Repadre issued under the Repadre Share Incentive plan.

"Repadre Shares" means the common shares which Repadre is authorized to issue.

"Right" means a right issued pursuant to the Shareholder Rights Plan and attached to a Repadre Share.

"Shareholder Rights Plan" means the rights agreement dated as of June 22, 1999 between Repadre and Montreal Trust Company of Canada, as rights agent.

"Shareholders" means the holders of Repadre Shares.

"Significant Interest Companies" means, in the case of Repadre, Gold Fields Ghana Limited and Abosso Goldfields Limited and, in the case of IAMGold, La Société d'Exploitation des Mines d'Or de Sadiola S.A., Yatela Exploitation Company Limited, Sadiola Exploration Limited and Kenieba Exploration Company Limited.

"Subsidiaries" means the respective wholly-owned subsidiaries of each of Repadre and IAMGold.

"Superior Proposal" means, in respect of either IAMGold or Repadre, an unsolicited bona fide written Acquisition Proposal in respect of IAMGold or Repadre, respectively, if such Acquisition Proposal is not conditional on obtaining financing and the directors of IAMGold or Repadre, respectively, have determined in good faith, after consultation with, and receiving advice (which may include written opinions) from, as appropriate, the financial, legal and other advisors to IAMGold or Repadre, respectively, to the effect that such Acquisition Proposal would, if consummated in accordance with the terms thereof, result in a transaction more favourable from a financial point of view to the shareholders of IAMGold or Repadre, respectively, than the Arrangement.

"TSX" means the Toronto Stock Exchange.

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended.

"U.S. Securities Act" means the United States Securities Act of 1933, as amended.

"US$" means United States dollars.

INFORMATION CONCERNING THE MEETING

Time, Date and Place

        The Meeting will be held on January 6, 2003 at 10:00 a.m. (Toronto time) at the Toronto Stock Exchange, TSX Conference Centre, Auditorium – Street Level, 130 King Street West, Toronto, Ontario, as set forth in the Notice of Meeting.

Matters to be Considered

        At the Meeting, Shareholders will be asked to approve the Arrangement Resolution. Pursuant to the Arrangement Agreement, Repadre and IAMGold agreed to the Arrangement pursuant to which, among other things, Repadre will amalgamate with IAMGold Subco, each Shareholder (other than Shareholders who exercise Dissent Rights) will be entitled to receive 1.6 IAMGold Shares for each Repadre Share held by such Shareholder, Amalco will be a wholly-owned subsidiary of IAMGold and the Shareholder Rights Plan and the Rights will be terminated, all subject to the provisions of the Plan of Arrangement.

        It is a condition of the consummation of the Arrangement that the Arrangement Resolution (in the form attached as Schedule A to the Notice of Meeting) be approved by the Shareholders at the Meeting.

        The Board of Directors unanimously recommends that Shareholders vote IN FAVOUR of the Arrangement Resolution.

        The Arrangement Resolution will require the affirmative vote of not less than two-thirds of the votes cast by the Shareholders who vote in respect of the Arrangement Resolution, in person or by proxy, at the Meeting.

Solicitation of Proxies

        This Circular is furnished in connection with the solicitation of proxies by and on behalf of management of Repadre and the Board of Directors for use at the Meeting. The cost of solicitation of proxies will be borne by Repadre. The solicitation will be made primarily by mail; however, directors, officers and employees of Repadre may also solicit proxies by telephone, telecopier or in person. In addition, Repadre will reimburse brokers and nominees for their reasonable expenses in forwarding proxies and accompanying material to beneficial owners of Repadre Shares.

Voting by Proxy

        The persons named in the enclosed form of proxy are officers and/or directors of Repadre. A Shareholder may appoint a person (who need not be a Shareholder) other than the persons already named in the enclosed form of proxy to represent such Shareholder at the Meeting by striking out the printed names of such persons and by inserting the name of such other person in the blank space provided therein for that purpose.

        In order to be valid, a proxy must be received by the Secretary of Repadre or Computershare Trust Company of Canada, Attn: Proxy Department, 100 University Avenue, Toronto, Ontario M5J 2Y1 no later than 5:00 p.m. (Toronto time) on January 3, 2003 or, in the event of an adjournment, no later than 5:00 p.m. (Toronto time) on the Business Day immediately preceding the date to which the Meeting is adjourned.

        The form of proxy confers discretionary voting authority on those persons designated therein with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. The management of Repadre as of the date hereof knows of no such amendment, variation or other matter to come before the Meeting. However, if such amendments or variations or other matters properly come before the Meeting, the persons named in the enclosed form of proxy will be authorized to vote the Repadre Shares represented thereby in accordance with their best judgment.

        If the instructions in a proxy given to management are certain, the Repadre Shares represented by the proxy will be voted in accordance with those instructions. If a choice is not specified, the Repadre Shares represented by a proxy given to the management of Repadre will be voted FOR the approval of the Arrangement Resolution.

Non-Registered Holders

        Only registered holders of Repadre Shares, or the persons they appoint as their proxies, are entitled to attend and vote at the Meeting. However, in many cases, Repadre Shares beneficially owned by a holder (a "Non-Registered Holder") are registered either:

  (a)
  in the name of an intermediary with whom the Non-Registered Holder deals in respect of the Repadre Shares, such as a bank, a trust company, a securities dealer or broker, a trustee or an administrator of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan and similar plan; or

  (b)
  in the name of a clearing agency (such as The Canadian Depository for Securities Limited, in Canada, and the Depositary Trust Company, in the United States) of which the intermediary is a participant.

        In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, Repadre has distributed copies of the Notice of Meeting, this Circular and the form of proxy (collectively the "Meeting Materials") to the intermediaries and clearing agencies for onward distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless the Non-Registered Holders have waived the right to receive them. Intermediaries very often call on service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

  (a)
  receive a form of proxy which has already been signed by the intermediary (usually by facsimile) which indicates the number of Repadre Shares beneficially owned by the Non-Registered Holder but which has not been completed. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Secretary of Repadre or Computershare in the manner described above; or

  (b)
  more typically, receive a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may, in some cases, permit the completion of the voting instruction form by telephone or e-mail).

        The purpose of these procedures is to allow Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend the meeting and vote in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the form of proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the directions indicated on the form. In either case, Non-Registered Holders should carefully follow the instructions of their intermediaries and their service companies.

Revocation of Proxies

        A Shareholder who has submitted a proxy may revoke it by (a) depositing an instrument in writing signed by the Shareholder or by an authorized attorney or, if the Shareholder is a corporation, by a duly authorized officer, either: (i) at the office of Computershare Trust Company of Canada, Attn: Proxy Department, 100 University Avenue, Toronto, Ontario M5J 2Y1, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or (ii) with the chairman of the Meeting on the day of the Meeting, or any adjournment thereof, (b) transmitting, by telephonic or electronic means, a revocation that complies with paragraph (i) or (ii) above and that is signed by electronic signature provided that the means of electronic signature permit a reliable determination that the document was created or communicated by or on behalf of the Shareholder or the attorney, as the case may be, or (c) in any other manner permitted by law, including the Shareholder personally attending at the Meeting and voting the Repadre Shares represented thereby or, if the Shareholder is a corporation, by a representative of that corporation attending at the Meeting and voting such Repadre Shares.

Voting Securities and Principal Holders

        As at the Record Date, there were 39,306,870 Repadre Shares outstanding. Each Repadre Share entitles the holder thereof to one vote.

        Holders of record of Repadre Shares at the close of business on the Record Date will be entitled to vote at the Meeting or any adjournment thereof. However, (i) a transferee of Repadre Shares acquired after the Record Date will be entitled to vote such Repadre Shares at the Meeting or any adjournment thereof if the transferee produces properly endorsed certificates for such Repadre Shares or otherwise establishes that the transferee owns them and demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of Shareholders entitled to receive the Notice of Meeting, and (ii) a holder of Repadre Options who exercises such Repadre Options and demands, not later than 10 days before the Meeting, that such holder's name be included in the list of Shareholders entitled to receive the Notice of Meeting will be entitled to vote the Repadre Shares received upon the exercise of such Repadre Options at the Meeting.

        As at the Record Date, to the knowledge of the directors and officers of Repadre, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the votes attached to all of the Repadre Shares then outstanding except for Dundee Bancorp Inc., Suite 5500, 40 King Street West, Toronto, Ontario M5H 4A9 which owned, directly or indirectly, or exercised control or direction over, 6,507,200 Repadre Shares, representing 16.55% of the total number outstanding. See "Support of Significant Shareholders".

Quorum and Votes Required

        The presence, in person or represented by proxy, of the holders of 5% of the Repadre Shares entitled to vote thereat will constitute a quorum for the Meeting. Pursuant to the Interim Order, the Arrangement Resolution will require the affirmative vote of not less than two-thirds of the votes cast by the Shareholders who vote in respect of the Arrangement Resolution, in person or by proxy, at the Meeting.

Interests of Certain Persons in the Transaction

        Certain officers and directors of Repadre have interests in the Arrangement that are different from those of Shareholders generally.

        Repadre has an employment agreement with Joseph Conway as President and Chief Executive Officer which provides for a current base salary of $360,000 per annum. Under the agreement, if Mr. Conway's employment is terminated without cause, he is entitled to lump sum severance equal to 24 months of base salary. Mr. Conway also has a $694,221 non-interest bearing loan from Repadre which is secured by the pledge of 120,000 Repadre Shares and is repayable in certain circumstances, including his resignation or termination in certain circumstances. In the event that the Repadre Shares pledged as security for the loan are sold upon his resignation or termination and the after tax proceeds do not satisfy the outstanding indebtedness under the loan, Repadre has agreed to pay Mr. Conway a bonus in an amount equal to the difference between the outstanding indebtedness under the loan and the after tax proceeds resulting from the sale.

        Repadre has an employment agreement with Grant Edey as Vice President, Finance and Chief Financial Officer which provides for a current base salary of $210,000 per annum. In the event of termination without cause or Mr. Edey's resignation within six months of a "change in control", a lump sum amount equivalent to two years of base salary and average bonus will be payable and Mr. Edey will be entitled to the continuation of his then existing benefits for a period of not more than 24 months. In addition, all Repadre Options held by Mr. Edey would vest immediately.

        Repadre has an employment agreement with Paul Olmsted as Vice President, Corporate Development which provides for a current base salary of $175,000 per annum. In the event of termination without cause or Mr. Olmsted's resignation within six months of a "change in control", a lump sum amount equivalent to 18 months of base salary and bonus will be payable and Mr. Olmsted would be entitled to a continuation of his then existing benefits for a period of not more than 18 months. In addition, all Repadre Options held by Mr. Olmsted would vest immediately.

        Completion of the Arrangement will result in a "change of control" within the meaning of Repadre's employment agreements with Mr. Edey and Mr. Olmsted.

        If the Arrangement is completed, Joseph Conway will become President, Chief Executive Officer and a director of IAMGold and other executive officers of Repadre may become executive officers of IAMGold or Amalco. As at the date hereof, the terms of Mr. Conway's employment by IAMGold have not been determined.

        Under the Repadre Share Incentive Plan, if a participant ceases to be a director or senior officer of Repadre, such participant may, within 60 days after the date of termination, exercise the Repadre Options then held by such participant to the extent that such Repadre Options were exercisable at the date of termination. There are currently outstanding Repadre Options which are exercisable to purchase an aggregate of 1,750,000 Redpadre Shares (1,678,333 of which are held by directors and officers) at prices ranging from Cdn$2.00 to Cdn$7.75 and expiring at various dates between November 7, 2003 and November 9, 2010. The Board of Directors has determined that Repadre Options held by directors or officers of Repadre who do not become directors or officers of IAMGold or Amalco will continue to be exercisable in accordance with the respective terms thereof. Shareholders should note that a vote in favour of the Arrangement Resolution will be deemed to be a vote in favour of the foregoing amendment to the terms of such Repadre Options.

        The directors and officers of Repadre do not own any shares of IAMGold except for Donald K. Charter who holds 2,800 IAMGold Shares.

Dissenting Shareholders' Rights

        Pursuant to the provisions of the Interim Order, registered Shareholders have been granted the right to dissent with respect to the Arrangement Resolution. If the Arrangement becomes effective, a registered Shareholder who dissents will be entitled to be paid the fair value of the Repadre Shares held by such registered Shareholder determined by the Court as at the Effective Time on the Effective Date. The right to dissent is described in this Circular under "Dissenting Shareholders' Rights" and in the Plan of Arrangement. The Dissent Procedures require that a registered Shareholder who wishes to dissent must send to Repadre, at Suite 2520, 130 Adelaide Street West, Toronto, Ontario M5H 3P5, a Dissent Notice such that it is received by Repadre not later than 5:00 p.m. (Toronto time) on the Business Day immediately preceding the day of the Meeting (or any adjournment thereof). It is important that registered Shareholders strictly comply with the Dissent Procedures. Failure to comply with the Dissent Procedures may result in the loss or unavailability of the right to dissent. The complete text of section 185 of the OBCA is attached as Exhibit H to this Circular.

        The obligation of IAMGold to complete the Arrangement is subject to the condition that holders of not more than 10% of the issued Repadre Shares have exercised their Dissent Rights with respect to the Arrangement Resolution.

THE ARRANGEMENT

        Pursuant to the Arrangement Agreement, Repadre and IAMGold have agreed to complete the Arrangement pursuant to which, among other things, Repadre will amalgamate with IAMGold Subco, each Shareholder (other than a Shareholder who exercises the Dissent Rights) will be entitled to receive IAMGold Shares in exchange for the Repadre Shares held by such Shareholder on the basis of 1.6 IAMGold Shares for each Repadre Share held by such Shareholder, Amalco will be a wholly-owned subsidiary of IAMGold and the Shareholder Rights Plan and the Rights will be terminated, all as provided in the Plan of Arrangement.

Background

        The following is a summary of the meetings, negotiations and discussions between Repadre and IAMGold that preceded the execution of the Arrangement Agreement.

        In early September 2000, Larry Phillips, the Vice President, Corporate Development of IAMGold, met with Joseph Conway, the President and Chief Executive Officer of Repadre, to discuss a possible transaction between IAMGold and Repadre. As a result of this meeting, IAMGold and Repadre entered into a confidentiality agreement on September 18, 2000 to enable the two companies to carry out due diligence reviews of each other's assets.

        During the course of its due diligence review of IAMGold, Repadre entered into confidentiality agreements with other parties. Pursuant to these agreements, Repadre provided access to confidential information pertaining to its business and assets with a view to exploring possible alternative transactions and maximizing shareholder value. Management maintained regular discussions with the Board of Directors and provided updates as to the status of various discussions with interested parties, including IAMGold. Mr. Donald K. Charter, a director of Repadre and, at the time, a director of IAMGold, declared a conflict and excluded himself from meetings regarding IAMGold.

        On December 11, 2000, IAMGold made a conditional proposal to Repadre with respect to a possible transaction. At about the same time, Repadre received a verbal indication of the value of Repadre in connection with a possible transaction proposed by one of the other parties with which Repadre had entered into a confidentiality agreement. The Board of Directors met on December 15, 2000 to consider the conditional proposal from IAMGold and discuss the verbal indication. Given the nature of the proposals, the Board of Directors authorized management to continue to negotiate with both parties and to address the conditional nature of IAMGold's proposal.

        Between December 15, 2000 and January 19, 2001, discussions continued with revised verbal or non-binding proposals for potential transactions being brought forward, including a verbal proposal from IAMGold. The Board of Directors rejected one of the proposals and recommended that management attempt to improve certain conditions, including the prospective exchange ratio, of the IAMGold verbal proposal.

        While negotiations with IAMGold continued through early February 2001, Repadre entered into additional confidentiality agreements with other parties and provided confidential information pertaining to its business and assets to the parties to these agreements. However, it soon became apparent that none of these parties was willing to proceed with a transaction.

        On or about March 7, 2001, IAMGold made a revised conditional proposal to Repadre with respect to a possible transaction. The Board of Directors rejected the proposal and reaffirmed its position with respect to certain terms of the proposal and the exchange ratio. Following this meeting, discussions with IAMGold terminated.

        In mid-June 2002, Mr. Phillips contacted Mr. Conway to reinitiate discussions of a possible business combination of IAMGold and Repadre in light of improved conditions for gold companies and the general consolidation occurring throughout the gold industry. During the discussion, IAMGold recognized that the value of Repadre's assets had strengthened and that a higher exchange ratio from the proposals in early 2001 would be appropriate. On June 21, 2002, IAMGold and Repadre reaffirmed the confidentiality agreement and the Board of Directors agreed to an exclusivity period extending to August 14, 2002, during which period Repadre agreed not to initiate or solicit other proposals. The exclusivity period expired and was not extended.

        On October 16, 2002, Repadre received a conditional offer by way of letter agreement from IAMGold outlining the terms of a business combination with Repadre. The Board of Directors met on October 21, 2002 to consider the offer. Mr. Conway disclosed that the proposal with IAMGold included the provision that he become the President and Chief Executive Officer of the combined company. The Board of Directors determined that certain terms of the offer were not acceptable, including the exchange ratio. The Board of Directors instructed management to renegotiate with IAMGold some of the terms of the offer and to indicate the exchange ratio that would be acceptable to Repadre.

        On October 23, 2002, Repadre received a revised conditional offer from IAMGold. The Board of Directors of Repadre met on October 24, 2002 to consider the revised offer. Repadre's outside counsel attended the meeting and reported on the merger process and directors' obligations. There remained a number of conditions to be resolved and the meeting was adjourned. On the same day, BMO Nesbitt Burns was engaged to provide a fairness opinion to the Board of Directors.

        On October 28, 2002, Repadre received a revised proposal from IAMGold that included the terms required by Repadre. The Board of Directors reconvened on October 28, 2002 and accepted the proposal by executing the letter agreement setting out the terms thereof. On the same day, a joint press release was issued by Repadre and IAMGold announcing the terms of the proposed transaction.

        On November 28, 2002, the Board of Directors received presentations from senior management as to the results of the due diligence examination of IAMGold, a presentation from senior management as to the results of the negotiation of the Arrangement Agreement and a presentation and verbal fairness opinion from BMO Nesbitt Burns (which opinion was confirmed by delivery of a written opinion) with respect to the Arrangement and reviewed the terms and conditions of the Arrangement Agreement. The Board of Directors then voted to approve the proposed transaction, subject to the satisfactory completion of the definitive agreement.

        Late on December 2, 2002, Repadre and IAMGold executed the Arrangement Agreement and a public announcement was made by joint press release of Repadre and IAMGold on the morning of December 3, 2002.

Reasons for the Transaction

        In reaching its conclusions that the Arrangement is fair to and in the best interests of the Shareholders and in recommending that the Shareholders vote in favour of the Arrangement Resolution, the Board of Directors considered information with respect to the business and affairs of Repadre and IAMGold as well as other factors. These factors include the following:

  (i)
  the combination of the businesses of Repadre and IAMGold is expected to create one of the strongest intermediate gold producers in the industry and is expected to provide shareholders with significant gold leverage at low risk through an unhedged non-operating strategy;

  (ii)
  after giving effect to the business combination with Repadre, IAMGold will have interests in four producing gold mines, two in Mali and two in Ghana, with attributable annual gold production of approximately 450,000 ounces at an average cash cost of approximately US$180 per ounce;

  (iii)
  after giving effect to the business combination with Repadre, IAMGold will have attributable reserves in excess of 3.4 million ounces of gold and attributable resources (including reserves) in excess of 5 million ounces of gold;

  (iv)
  the four producing gold mines in which IAMGold will have an interest are operated by major international mining companies with extensive experience in operating gold mines in Africa;

  (v)
  the producing gold mines in which IAMGold will have an interest are believed to have sufficient reserves and resources to ensure ongoing production at current gold prices for a minimum of four years for the mine with the earliest scheduled depletion;

  (vi)
  the combined entity will have a market capitalization of approximately Cdn$730 million (based on the closing price of the IAMGold Shares on the TSX on November 27, 2002, the day before the Board of Directors approved the Arrangement Agreement), US$60 million of discretionary cash and/or bullion on hand, attributable cash and/or bullion of US$80 million and no corporate debt;

  (vii)
  the combined entity will have a strong management team;

  (viii)
  the combined entity will have a portfolio of royalties, including a 1% royalty on the Diavik diamond property, and exploration assets;

  (ix)
  the financial analysis provided by BMO Nesbitt Burns to the Board of Directors and the opinion of BMO Nesbitt Burns that, as at the date of such opinion, the Exchange Ratio was fair to the Shareholders from a financial point of view;

  (x)
  the Exchange Ratio implies a price of Cdn$8.48 for each Repadre Share, representing a premium of 16.16% to the closing price per Repadre Share on the TSX on Friday, October 25, 2002, the last trading day immediately prior to the preliminary approval of the Arrangement by the Board of Directors on October 28, 2002;

  (xi)
  the Arrangement, in the view of the Board of Directors, is the best alternative for maximizing value for the Shareholders under the circumstances;

  (xii)
  pursuant to the Arrangement, Shareholders will receive all of their consideration in the form of IAMGold Shares and, as a result, will continue to have an investment in the gold mining industry through IAMGold;

  (xiii)
  for Canadian federal income tax purposes, Shareholders who hold their Repadre Shares as capital property generally will be able to exchange their Repadre Shares for IAMGold Shares under the Arrangement on a tax-deferred basis under the ITA (see "Canadian Federal Income Tax Considerations"); and

  (xiv)
  under the terms of the Arrangement Agreement, the Board of Directors is able to consider or negotiate (in accordance with the provisions of the Arrangement Agreement) any bona fide Acquisition Proposal that may or may not be a Superior Proposal or approve or recommend to Shareholders or enter into an agreement in respect of a Superior Proposal (see "Non-solicitation").

        In reaching its determination, the Board of Directors also considered and evaluated, among other things: (i) information with respect to the financial condition, business and operations of each of Repadre and IAMGold on both a historical and pro forma basis; (ii) information with respect to the assets and properties of Repadre and IAMGold; (iii) historical information regarding the trading prices of the Repadre Shares and the IAMGold Shares; (iv) the other terms of the Arrangement, including the structure of the transaction; (v) the judicial and regulatory approval requirements, including approval by the Court; and (vi) the availability of the Dissent Rights.

        This discussion of the information and factors considered and given weight by the Board of Directors is not intended to be exhaustive, but is believed to include all material factors considered by the Board of Directors. In addition, in reaching the determination to approve and recommend the Arrangement, the Board of Directors did not assign any relative or specific weight to the factors which were considered, and individual directors may have given a different weight to each factor. The Board of Directors is, however, unanimous in its recommendation to the Shareholders that the Arrangement Resolution be approved at the Meeting.

Recommendation of the Board of Directors

        The Board of Directors unanimously recommends that Shareholders vote in favour of the Arrangement Resolution.

BMO Nesbitt Burns Fairness Opinion

        On November 28, 2002, BMO Nesbitt Burns delivered its verbal opinion to the Board of Directors to the effect that, as of such date, the Exchange Ratio was fair to Shareholders from a financial point of view. BMO Nesbitt Burns subsequently delivered the BMO Nesbitt Burns Fairness Opinion, which concludes that, based upon and subject to the factors referred to therein, as of the date thereof, the Exchange Ratio was fair to the Shareholders from a financial point of view.

        The complete text of the BMO Nesbitt Burns Fairness Opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken in connection with the opinion is attached to this Circular as Exhibit G. The BMO Nesbitt Burns Fairness Opinion addresses only the fairness of the Exchange Ratio from a financial point of view and is not and should not be construed as a valuation of Repadre, IAMGold or any of their respective assets or securities or a recommendation to any Shareholder as to whether to vote in favour of the Arrangement. Shareholders are urged to, and should, read the BMO Nesbitt Burns Fairness Opinion in its entirety.

        Neither BMO Nesbitt Burns nor any of its affiliates is an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of Repadre, IAMGold, or any of their respective associates or affiliates.

        BMO Nesbitt Burns has recently acted as lead underwriter on an offering of Repadre Shares and acted as a co-manager on an offering of IAMGold Shares.

        BMO Nesbitt Burns acts as a trader and dealer, both as principal and agent, in all major North American financial markets and, as such, has had and may have positions in the securities of Repadre and IAMGold and, from time to time, has executed or may execute transactions on behalf of Repadre and IAMGold for which it receives compensation. In addition, as an investment dealer, BMO Nesbitt Burns conducts research on securities and may, in the ordinary course of its business, provide or be expected to provide investment advice to its clients on issuers and investment matters, including Repadre and IAMGold and their securities.

        BMO Nesbitt Burns was entitled to be paid a fee upon delivery of the fairness opinion to the Board of Directors.

        BMO Nesbitt Burns is one of Canada's largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. The BMO Nesbitt Burns Fairness Opinion and the form and content thereof have been approved for release by a committee of its directors and officers, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

        In connection with rendering its opinion, BMO Nesbitt Burns reviewed and relied upon, or carried out, among other things, the following: (i) the audited annual financial statements and the interim financial statements, annual reports, quarterly reports and annual information forms for each of the three consecutive fiscal years ended December 31, 2001 and the interim reports for the three quarters ended September 30, 2002 of Repadre and IAMGold; (ii) the short form prospectus of Repadre dated June 7, 2002, and the due diligence report prepared by the underwriters' legal counsel with respect to the issue of Repadre Shares pursuant to that prospectus; (iii) the short form prospectus of IAMGold dated May 30, 2002, and the due diligence report prepared by the underwriters' legal counsel with respect to the issue of IAMGold Shares pursuant to that prospectus; (iv) public information relating to the business, operations, financial performance and stock trading history of Repadre and IAMGold; (v) the letter agreement between IAMGold and Repadre dated October 28, 2002 outlining the terms and conditions of the transaction; (vi) a draft Arrangement Agreement, in substantially final form; (vii) discussions with management of Repadre regarding analysis of past, and expectations of future, performance, business operations and financial condition of Repadre; (viii) discussions with management of Repadre and IAMGold regarding the strategic rationale for, and the potential benefits and the pro forma financial impact of, the transaction; (ix) financial models provided by the management of each of Repadre and IAMGold; (x) discussions with the management of Repadre, IAMGold and AngloGold Limited ("AngloGold") with respect to the underlying assumptions of the financial models provided by each of Repadre and IAMGold; (xi) information from physical visits to the Sadiola Gold Mine and the Yatela Gold Mine during which there was an opportunity to meet AngloGold on-site management; (xii) information with respect to other transactions of a comparable nature that it considered relevant; (xiii) information with respect to the trading value of public companies that it considered relevant; (xiv) a letter of representation as to certain factual matters provided by senior officers of Repadre; and (xv) such other information, investigations and analyses as it considered appropriate in the circumstances.

        The BMO Nesbitt Burns Fairness Opinion states that BMO Nesbitt Burns has not, to its knowledge, been denied access by Repadre or IAMGold to any information relating to Repadre, IAMGold or the transaction in the course of the preparation of its opinion.

        The BMO Nesbitt Burns Fairness Opinion states that BMO Nesbitt Burns has relied upon, and has assumed the completeness, accuracy and fair representation of, all financial and other information, data, advice, opinions and representations ("Information") obtained by it from public sources or provided to it by Repadre and IAMGold and their respective affiliates or advisors or otherwise pursuant to its engagement. It also assumed the accuracy of all representations and warranties provided by Repadre and IAMGold in the Arrangement Agreement and that the transaction can be completed on the basis provided in the Arrangement Agreement. The BMO Nesbitt Burns Fairness Opinion is conditional upon such completeness, accuracy and fair representation and there being no "misrepresentation" (as defined in the Securities Act (Ontario)) in any Information. In this context, it assumed that there is no Information relating to the business, operations, capital or prospects of Repadre or IAMGold that is or could reasonably be expected to be material to its opinion that has not been publicly disclosed by Repadre or IAMGold. Subject to the exercise of professional judgment, BMO Nesbitt Burns did not attempt to verify independently the accuracy, completeness or fair representation of any such Information. Senior officers of Repadre have represented to BMO Nesbitt Burns, among other things, that the Information provided to it by or on behalf of Repadre was complete and correct at the date the Information was provided to BMO Nesbitt Burns and that since the date of the Information, there has been no change or occurrence that renders, or could reasonably be expected to render any of that Information untrue or misleading in any material respect.

        The BMO Nesbitt Burns Fairness Opinion was rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date thereof and the condition and prospects, financial and otherwise of Repadre and IAMGold as was reflected in the Information. In its analyses and in connection with the preparation of its opinion, BMO Nesbitt Burns made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the transaction.

Support of Significant Shareholders

        Dundee Bancorp Inc. beneficially owns 6,507,200 Repadre Shares, representing approximately 16.55% of the Repadre Shares outstanding. Dundee Bancorp Inc. has confirmed to IAMGold that, prior to the earlier of the Completion Deadline and February 28, 2003, it will not:

  (a)
  solicit or initiate any inquiries or proposals, participate, directly or indirectly, in any discussions or negotiations or enter into any agreement regarding any Acquisition Proposal in respect of Repadre; or

  (b)
  sell the Repadre Shares beneficially owned by it as a block to any person.

The obligations of Dundee Bancorp Inc. will automatically terminate if the Arrangement Agreement is terminated for any reason or the directors of Repadre withdraw their approval of the Arrangement or approve or recommend any Superior Proposal in respect of Repadre and may be terminated at the option of Dundee Bancorp Inc. if any event occurs that permits Repadre to terminate the Arrangement Agreement whether or not terminated by Repadre.

        William D. Pugliese and Mark Nathanson, each a Co-Chairman and a director of IAMGold, own or exercise control or direction over, directly or indirectly, IAMGold Shares representing 16.9% and 9.25%, respectively, of the IAMGold Shares outstanding. Each of Messrs. Pugliese and Nathanson has agreed that he will not:

  (a)
  solicit or initiate any inquiries or proposals, participate, directly or indirectly, in any discussions or negotiations or enter into any agreement regarding any Acquisition Proposal in respect of IAMGold; or

  (b)
  sell the IAMGold Shares owned by him, or which he exercises control or direction over, directly or indirectly, as a block to any person.

        The obligations of each of Messrs. Pugliese and Nathanson will also automatically terminate if the Arrangement Agreement is terminated for any reason or the directors of IAMGold withdraw their approval of the Arrangement or approve or recommend any Superior Proposal in respect of IAMGold and may be terminated at his option in any event that permits IAMGold to terminate the Arrangement Agreement whether or not terminated by IAMGold.

Court Approval and Completion of the Arrangement

        The Arrangement requires the approval of the Shareholders at the Meeting and approval by the Court. Prior to the mailing of this Circular, Repadre obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. A copy of the Interim Order and the Notice of Application for the Final Order is attached as Exhibit A-1 and A-2, respectively, to this Circular.

        Subject to the approval of the Arrangement Resolution by the Shareholders at the Meeting, the hearing in respect of the Final Order is scheduled to take place on January 7, 2003 at 10:00 a.m. (Toronto time) or shortly thereafter in the Court at 393 University Avenue, Toronto, Ontario. All Shareholders who wish to participate or be represented or to present evidence or arguments at that hearing must serve and file a notice of appearance as set out in the Interim Order and satisfy all other applicable requirements. At the hearing in respect of the Final Order, the Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement as proposed or as amended in any manner as the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

        Assuming that the Final Order is granted and the other conditions to the Arrangement Agreement are satisfied or waived, it is anticipated that the Articles of Arrangement will be filed with the Director to give effect to the Plan of Arrangement and the various other documents necessary to complete the Arrangement as contemplated under the Arrangement Agreement will be executed and delivered.

        It is currently anticipated that the Effective Date will occur on or about January 7, 2003.

Exchange Procedures

        At or promptly after the Effective Time, IAMGold will deposit with the Depositary or otherwise make available certificates representing the number of IAMGold Shares required to be issued to the Shareholders. Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Repadre Shares together with a Letter of Transmittal which has been completed and signed in the manner required thereby in respect of such certificate and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate will be entitled to receive in exchange therefor, and the Depositary will deliver to such holder, a certificate representing that number (rounded down to the nearest whole number) of IAMGold Shares that such holder has the right to receive pursuant to the Plan of Arrangement and the surrendered certificate will be cancelled.

        In the event of a transfer of ownership of Repadre Shares that is not registered in the transfer records of Repadre, a certificate representing the proper number of IAMGold Shares may be issued to the transferee if the certificate representing such Repadre Shares is presented to the Depositary, accompanied by all documents required to evidence and effect such transfer.

        Until surrendered, each certificate which immediately prior to the Effective Time represented Repadre Shares will be deemed, at any time after the Effective Time, to represent only the right to receive upon such surrender the certificate representing IAMGold Shares that the holder thereof has the right to receive in respect of the certificate pursuant to the Plan of Arrangement.

        No fractional IAMGold Shares will be issued to Shareholders upon the surrender of Repadre Shares for exchange. Any fractional number of IAMGold Shares to which a Shareholder would otherwise be entitled will be rounded down to the next whole number of IAMGold Shares.

        If any certificate that immediately prior to the Effective Time represented outstanding Repadre Shares has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, a certificate representing IAMGold Shares deliverable in respect thereof in accordance with such holder's Letter of Transmittal, as determined in accordance with the Arrangement. When authorizing such delivery in exchange for any lost, stolen or destroyed certificate, the person to whom a certificate representing IAMGold Shares is to be issued must, as a condition precedent to the issuance thereof, give a bond satisfactory to IAMGold and the Depositary in such amount as IAMGold and the Depositary may direct or otherwise indemnify IAMGold and the Depositary in a manner satisfactory to IAMGold and the Depositary against any claim that may be made against IAMGold or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

        No dividends or other distributions declared or made after the Effective Time with respect to IAMGold Shares with a record date after the Effective Time will be paid to the holder of any unsurrendered certificate that immediately prior to the Effective Time represented outstanding Repadre Shares that were exchanged pursuant to the Arrangement, unless and until the holder of record of such certificate surrenders such certificate (together with a Letter of Transmittal which has been completed and signed in the manner required thereby in respect of such certificate) or complies with the required procedures in respect of lost, stolen or destroyed certificates. Subject to applicable law, at the time of such surrender of any such certificate or compliance with the required procedures in respect of lost, stolen or destroyed certificates, there will be paid to the holder of record of the certificate representing IAMGold Shares, without interest, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender paid with respect to such IAMGold Shares.

        IAMGold and the Depositary are entitled to deduct and withhold from any dividend or distribution otherwise payable to any holder of Repadre Shares or IAMGold Shares such amounts as IAMGold or the

Depositary is required or permitted to deduct and withhold with respect to such payment under the ITA or any provision of provincial, state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes hereof as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

        To the extent that a Shareholder has not surrendered the certificates representing the Repadre Shares held by such Shareholder on or before the date which is six years after the Effective Date (the "final proscription date"), then the IAMGold Shares which such Shareholder was entitled to receive will be delivered to IAMGold by the Depositary for cancellation and will be cancelled by IAMGold, and the interest of the Shareholder in such IAMGold Shares will be terminated as of such final proscription date.

Description of Plan of Arrangement

        Subject to the conditions in the Arrangement Agreement being satisfied or waived, Repadre will apply to the Court for the Final Order approving the Plan of Arrangement under the provisions of section 182 of the OBCA. Pursuant to the Plan of Arrangement, among other things, Repadre and IAMGold Subco will amalgamate under the OBCA and each Shareholder (other than a Shareholder who exercises the Dissent Rights) will be entitled to receive IAMGold Shares in exchange for the Repadre Shares held by such Shareholder on the basis of 1.6 IAMGold Shares for each Repadre Share held by such Shareholder, all as provided in the Plan of Arrangement. The rights attaching to the IAMGold Shares, the first preference shares of IAMGold and second preference shares of IAMGold are described under "Description of Share Capital" in Exhibit B to this Circular.

        At the Effective Time on the Effective Date, subject to the provisions of the Plan of Arrangement, the following will occur without any further act or formality:

  (a)
  Repadre and IAMGold Subco will amalgamate under the OBCA;

  (b)
  each Repadre Share (except for those in respect of which Dissent Rights are exercised) will be exchanged for 1.6 IAMGold Shares;

  (c)
  each holder of a Repadre Option will be entitled to receive upon the subsequent exercise thereof in accordance with its terms, and shall accept in lieu of the number of Repadre Shares otherwise issuable upon such exercise, the number of IAMGold Shares which such holder would have been entitled to receive as a result of the Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Repadre Shares to which such holder was theretofore entitled upon such exercise;

  (d)
  each share of IAMGold Subco will be exchanged for one share of Amalco;

  (e)
  Amalco will be wholly-owned by IAMGold; and

  (f)
  the Shareholder Rights Plan will terminate and all of the Rights will be null and void and will be terminated without any payment in respect thereof.

        No fractional IAMGold Shares will be issued to Shareholders upon the surrender of Repadre Shares for exchange. Any fractional number of IAMGold Shares to which a Shareholder would otherwise be entitled, will be rounded down to the next whole number of IAMGold Shares.

        Assuming (i) that there are 39,306,870 Repadre Shares outstanding as at the Effective Date (which assumes that no Repadre Options are exercised), and (ii) that no Shareholder exercises Dissent Rights, IAMGold will issue approximately 62,890,992 IAMGold Shares in connection with the Arrangement. Assuming (i) that there are 41,056,870 Repadre Shares outstanding as at the Effective Date (which assumes that all outstanding Repadre Options that are in-the-money at the date hereof are exercised), and (ii) that no Shareholder exercises Dissent Rights, IAMGold will issue approximately 65,690,992 IAMGold Shares in connection with the Arrangement. Based on the foregoing assumptions, following the consummation of the Arrangement, former Shareholders will own approximately 44.4% or 45.5%, respectively, of the outstanding IAMGold Shares.

THE ARRANGEMENT AGREEMENT

        The following is a summary of the material provisions of the Arrangement Agreement not previously described under "The Arrangement" and is qualified in its entirety by the complete text thereof. The complete text of the Arrangement Agreement, including the Plan of Arrangement attached as Schedule A thereto, is attached as Exhibit F to this Circular.

Representations and Warranties

        The Arrangement Agreement contains various representations and warranties of IAMGold to Repadre with respect to IAMGold, its Subsidiaries and, in most cases to the knowledge of IAMGold, its Significant Interest Companies and of Repadre to IAMGold with respect to Repadre, its Subsidiaries and, in most cases to the knowledge of Repadre, its Significant Interest Companies. These representations and warranties relate to, among other things: (a) their corporate organization, existence and similar corporate matters; (b) their capitalization; (c) the authorization, execution, delivery and enforceability of the Arrangement Agreement; (d) the execution and delivery of the Arrangement Agreement and consummation of the transactions contemplated thereby not conflicting with or resulting in a violation or breach of, or giving rise to a right of termination or acceleration of any indebtedness under, or resulting in the imposition of any encumbrance on their assets under their articles or by-laws, any law, regulation, order, judgment or decree or any contract or agreement; (e) there being no default under or any event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under any contract, agreement or licence; (f) since December 31, 2001, their having conducted business in the ordinary and regular course of business consistent with past practice; (g) employment and labour matters; (h) the audited consolidated financial statements for the financial years ended December 31, 2001 and 2000 and the unaudited interim financial statements for the nine-month period ended September 30, 2002 having been prepared in accordance with Canadian generally accepted accounting principles consistently applied; (i) completeness and accuracy of financial and corporate books and records; (j) the absence of litigation, other than as publicly disclosed; (k) the title to properties and assets; (l) compliance with environmental laws; (m) insurance matters; (n) the filing of tax returns, the payment of taxes and other tax matters; (o) the ownership of intellectual property; (p) pension and employee benefits; (q) the filing with securities regulatory authorities and stock exchanges of all forms, reports and other documents required to be filed, the compliance in all material respects of such documents with the requirements of applicable securities legislation and such documents not containing any misrepresentation; (r) compliance with applicable laws; and (s) the full disclosure of all information requested and the accuracy of such information.

Covenants

        Until the Effective Date or the date upon which the Arrangement Agreement is terminated, each of IAMGold and Repadre is required, is required to cause each of its Subsidiaries and, in most cases, is required to use its commercially reasonable efforts to cause its Significant Interest Companies, to conduct business only in, and not take any action except in, the ordinary course of business and consistent with past practice. In addition, each of IAMGold and Repadre is required (except as contemplated by the Arrangement Agreement or as disclosed to the other party in writing or the other party may agree in writing) to, among other things:

  (a)
  not directly or indirectly do or permit to occur any of the following:

  (i)
  issue, sell, pledge, lease, dispose of, encumber or agree to issue, sell, pledge, lease, dispose of or encumber any shares or options, warrants, calls, conversion privileges or rights of any kind to acquire any shares other than the issuance of shares pursuant to options to acquire such shares existing at the date of the Arrangement Agreement;

  (ii)
  other than pursuant to obligations under existing contracts, sell, lease or otherwise dispose of material property or assets or enter into any agreement or commitment in respect thereof;

  (iii)
  amend or propose to amend its articles, by-laws or, except as disclosed under "Interests of Certain Persons in the Transaction", any of the terms of its outstanding options;

  (iv)
  split, combine or reclassify any shares or declare or pay any dividend or other distribution (in cash, securities, property or otherwise) with respect to its shares;

    (v)
    redeem, purchase or offer to purchase any shares and any options or obligations or rights under existing contracts, agreements and commitments;

    (vi)
    reorganize, amalgamate or merge with any person;

    (vii)
    acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity;

    (viii)
    (A)   satisfy or settle any claims or liabilities which are, individually or in the aggregate, in excess of a specified amount;

    (B)
    relinquish any contractual rights which are, individually or in the aggregate, in excess of a specified amount; or

    (C)
    enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments;

    (ix)
    incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money; or

    (x)
    except as required by Canadian generally accepted accounting principles or applicable law, make any changes to its existing accounting practices or make any material tax election inconsistent with past practices;

  (b)
  other than pursuant to existing employment arrangements, modify any employment or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, benefits, incentive compensation, severance or termination pay to, or make any loan to, any employee, officer or director;

  (c)
  use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any other coverage under those policies to lapse;

  (d)
  not take any action that would interfere with or be inconsistent with the completion of the Arrangement or would render, or reasonably may be expected to render, any of its representations or warranties in the Arrangement Agreement untrue and promptly notify the other party of:

  (i)
  any Material Adverse Change or Material Adverse Effect or any change, event, occurrence or state of facts which could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect;

  (ii)
  any material complaint, investigation or hearing;

  (iii)
  any breach of a covenant in the Arrangement Agreement; or

  (iv)
  any event that would render any representation or warranty contained in the Arrangement Agreement untrue or incorrect;

  (e)
  not enter into, renew or modify in any respect any material contract, agreement, lease, commitment or arrangement to which it is a party or by which it is bound;

  (f)
  use all commercially reasonable efforts to satisfy or cause the satisfaction of the conditions precedent to its obligations under the Arrangement Agreement and to take, or cause to be taken, all other action and do, or cause to be done, all other things necessary or advisable to complete the Arrangement; not take any action, refrain from taking action or permit any action to be taken or not taken, inconsistent with the Arrangement Agreement or which would reasonably be expected to materially impede the completion of the Arrangement or which would have a Material Adverse Effect; in all material respects, conduct itself so as to keep the other party fully informed; make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable laws required in connection with the Arrangement; and use commercially reasonable efforts to conduct its affairs so that all of its representations and warranties are true and correct on the Effective Date; and

  (g)
  make available or cause to be made available all documents, agreements, corporate records and minute books as may be necessary to enable the other party to effect a thorough examination of its business, properties and financial status.

Conditions to the Transaction

        The obligations of Repadre and IAMGold to complete the Arrangement are subject to the satisfaction of certain mutual conditions, including, among others, (i) the Arrangement Resolution having been approved by the Shareholders at the Meeting, (ii) the Final Order having been granted by the Court, (iii) there not being any law, ruling or order and no action having been taken by any governmental entity or regulatory authority that restrains or prohibits the Arrangement or results or could result in a judgment relating to the Arrangement which is or could be materially adverse to Repadre or IAMGold, on a consolidated basis, and (iv) all regulatory, third person and other consents and approvals having been obtained.

        The obligations of Repadre to complete the Arrangement are subject to the satisfaction of certain conditions in its favour, including, among others, (i) the representations and warranties of IAMGold under the Arrangement Agreement being true and correct in all material respects, (ii) from the date of the Arrangement Agreement to the Effective Time, there having not occurred, and IAMGold or any of its Subsidiaries having not incurred or suffered, any one or more changes, effects, events, occurrences or states of facts (other than as caused by any change in the market price of gold) that, either individually or in the aggregate, have or could reasonably be expected to have, an adverse economic impact of at least Cdn$25 million on the business, assets or financial condition of IAMGold and its Subsidiaries, on a consolidated basis, and (iii) IAMGold having complied in all material respects with its covenants in the Arrangement Agreement.

        The obligations of IAMGold to complete the Arrangement are subject to the satisfaction of certain conditions in its favour including, among others, (i) the representations and warranties of Repadre under the Arrangement Agreement being true and correct in all material respects, (ii) from the date of the Arrangement Agreement to the Effective Time, there having not occurred, and Repadre or any of its Subsidiaries having not incurred or suffered, any one or more changes, effects, events, occurrences or states of facts (other than as caused by any change in the market price of gold) that, either individually or in the aggregate, have or could reasonably be expected to have, an adverse economic impact of at least Cdn$25 million on the business, assets or financial condition of Repadre and its Subsidiaries, on a consolidated basis, (iii) Repadre having complied in all material respects with its covenants in the Arrangement Agreement, (iv) the operation of the Shareholder Rights Plan having been terminated, and (v) Shareholders holding 10% or less of the Repadre Shares having exercised Dissent Rights.

        The Arrangement Agreement provides that, if any condition to the completion of the Arrangement is not satisfied or waived by the applicable party on or before the Completion Deadline (or any earlier date by which such condition is required to be satisfied), then the party entitled to the benefit of such condition may terminate the Arrangement Agreement, except where such failure is the result of a breach of the Arrangement Agreement by such party.

Amendment and Waiver

        The Arrangement Agreement, including the Plan of Arrangement, may be amended by written agreement of the parties at any time before or after the Meeting, but not later than the Effective Date and any such amendment may, subject to applicable law or the Interim Order, without limitation, (i) change the time for performance of any of the obligations or acts of the parties, (ii) waive any inaccuracies in or modify any representation or warranty contained in the Arrangement Agreement or any document delivered pursuant to the Arrangement Agreement, (iii) waive compliance with or modify any of the covenants contained in the Arrangement Agreement and waive or modify the performance of any of the obligations of the parties, and (iv) waive compliance with or modify any condition contained in the Arrangement Agreement (except that the terms of section 3.01 of the Plan of Arrangement, which provides for, among other things, the Exchange Ratio, cannot be amended without the approval of Shareholders). If Repadre or IAMGold, as the case may be, proposes any amendment to the Arrangement Agreement or the Plan of Arrangement, the other must consider such amendment and if it and its security holders are not prejudiced by reason of such amendment, it is required to cooperate in ensuring that such amendment can be effected subject to applicable law and the rights of the Shareholders.

Non-solicitation

        Pursuant to the Arrangement Agreement, until the later of the Completion Deadline and the date on which any amount required to be paid by IAMGold or Repadre, as the case may be (the "Paying Party"), pursuant to the Arrangement Agreement has actually been received by the other of them (the "Non-Paying Party"), the Paying Party cannot, directly or indirectly, (a) solicit or initiate any inquiries or proposals regarding any Acquisition Proposal, (b) participate in any discussions or negotiations regarding any Acquisition Proposal, (c) withdraw or modify in any manner adverse to the Non-Paying Party the approval of its directors of the Arrangement, (d) agree to, approve or recommend any Acquisition Proposal, or (e) enter into any agreement related to any Acquisition Proposal. Notwithstanding the foregoing, nothing will prevent the directors of the Paying Party from (i) considering or negotiating any unsolicited bona fide Acquisition Proposal that may or may not be a Superior Proposal, or (ii) approving or recommending to the shareholders thereof or entering into an agreement in respect of a Superior Proposal. Each of IAMGold and Repadre must within 48 hours notify the other of them of any Acquisition Proposal which any director or senior officer thereof receives, any amendment to any of the foregoing or any request for non-public information relating thereto and must provide certain information to the other of them regarding such Acquisition Proposal.

Superior Proposals

        Until the later of the Completion Deadline and the date on which any amount required to be paid by the Paying Party pursuant to the Arrangement Agreement has actually been received by the Non-Paying Party, neither the Paying Party nor the directors thereof can accept, approve, recommend or enter into any agreement in respect of an Acquisition Proposal on the basis that it would constitute a Superior Proposal unless (a) the Paying Party has provided the Non-Paying Party with a copy of the documents containing such Superior Proposal (with certain permitted deletions), and (b) five Business Days have elapsed from the later of the date on which the Non-Paying Party received notice of the determination of the directors of the Paying Party to accept, approve, recommend or to enter into an agreement in respect of such Acquisition Proposal and the date on which the Non-Paying Party received a copy of such Superior Proposal and the Non-Paying Party has not within such five Business Day period agreed to at least match the value per common share of the Paying Party of such Superior Proposal determined in each case as of such later date by the directors of the Paying Party in good faith.

Termination and Termination Fees

        The Arrangement Agreement may be terminated at any time prior to the Effective Date:

  (a)
  by the mutual consent of the parties;

  (b)
  by either party if:

  (i)
  a mutual condition or a condition in its favour is not satisfied; or

  (ii)
  the Effective Date is not on or before the Completion Deadline;

  (c)
  by IAMGold if:

  (i)
  the directors of Repadre withdraw or modify in a manner adverse to IAMGold their approval or recommendation of the Arrangement or approve or recommend any Superior Proposal;

  (ii)
  the Repadre Meeting is held and completed and the Shareholders do not approve the Arrangement; or

  (iii)
  it determines that an Acquisition Proposal in respect of IAMGold constitutes a Superior Proposal; or

  (d)
  by Repadre if:

  (i)
  the directors of IAMGold withdraw or modify in a manner adverse to Repadre their approval of the Arrangement or approve or recommend any Superior Proposal;

  (ii)
  the Repadre Meeting is held and completed and the Shareholders do not approve the Arrangement; or

  (iii)
  it determines that an Acquisition Proposal in respect of Repadre constitutes a Superior Proposal.

        In the event that the Arrangement Agreement is terminated by (i) IAMGold pursuant to paragraph (b) above because Repadre fails to submit the Arrangement for approval by the Shareholders at the Meeting or fails to solicit proxies, (ii) IAMGold pursuant to paragraph (c) (i) above, (iii) Repadre pursuant to paragraph (d) (iii) above, or (iv) IAMGold or Repadre in the event that any Acquisition Proposal in respect of Repadre is made or there has been a public announcement of an intention to make such an Acquisition Proposal, such Acquisition Proposal or announced intention is not publicly withdrawn prior to the Meeting and the Shareholders do not approve the Arrangement at the Meeting; then Repadre will be required to pay to IAMGold, within five Business Days, Cdn$5 million in immediately available funds.

        In the event that the Arrangement Agreement is terminated by Repadre pursuant to paragraph (d)(i) above or by IAMGold pursuant to paragraph (c)(iii) above, then IAMGold will be required to pay to Repadre, within five Business Days, Cdn$5 million in immediately available funds.

Expenses of the Transaction

        The Arrangement Agreement provides that each of Repadre and IAMGold is to pay its own expenses incurred in connection therewith and the completion of the transactions contemplated thereby.

Shareholder Rights Plan

        Pursuant to the Shareholder Rights Plan, one Right attaches to each Repadre Share. Each Right has an initial exercise price of $50 and, when exercised, entitles the holder to purchase from Repadre, at the exercise price, Repadre Shares with an aggregate market value equal to twice the exercise price. The Rights are exercisable if any person acquires more than 20% of Repadre's voting shares or engages in certain types of transactions with Repadre other than with the approval of the Board of Directors or pursuant to a permitted bid procedure. The Rights expire in accordance with their terms on the close of business the day of Repadre's annual general meeting in respect of the financial year of Repadre ending December 31, 2003.

        The Board of Directors has waived the provisions of the Shareholder Rights Plan in connection with the Arrangement Agreement. Pursuant to the Plan of Arrangement, at the Effective Time, the Shareholder Rights Plan will terminate and all of the Rights will be null and void and will terminate without any payment in respect thereof.

STOCK EXCHANGE LISTINGS

        The TSX has conditionally approved the listing of the IAMGold Shares to be issued in connection with the Arrangement, subject to IAMGold fulfilling all of the requirements of the TSX. The IAMGold Shares to be issued in connection with the Arrangement will also be listed on the AMEX, subject to IAMGold fulfilling all of the requirements of the AMEX.

PRICE RANGES AND TRADING VOLUMES

        The Repadre Shares are listed on the TSX under the symbol "RPD". The following table sets forth the high and low prices and trading volumes of the Repadre Shares on the TSX for the periods indicated.

	High	Low	Volume
	(Cdn$)	(Cdn$)	(000s)
2001
First Quarter	2.60	2.05	1,006
Second Quarter	3.20	2.32	1,504
Third Quarter	3.90	2.78	2,155
Fourth Quarter	4.50	3.36	1,883
2002
First Quarter	6.73	4.20	5,523
Second Quarter	9.31	6.00	6,514
Third Quarter	8.88	5.00	2,825
October	8.51	6.94	2,966
November	9.32	7.75	2,498
December*	8.99	7.91	1,773

*
(to December 5, 2002)

        The IAMGold Shares are listed on the TSX under the symbol "IMG". The following table sets forth the high and low prices and trading volumes of the IAMGold Shares on the TSX for the periods indicated.

	High	Low	Volume
	(Cdn$)	(Cdn$)	(000s)
2001
First Quarter	2.75	2.11	1,845
Second Quarter	3.50	2.25	10,296
Third Quarter	3.50	2.54	3,467
Fourth Quarter	4.11	3.15	7,714
2002
First Quarter	5.77	4.01	10,474
Second Quarter	8.75	5.25	21,669
Third Quarter	7.19	4.01	12,861
October	6.05	4.86	3,549
November	6.06	5.04	4,114
December*	5.72	5.05	2,586

*
(to December 5, 2002)

        On December 2, 2002, the IAMGold Shares commenced trading on the AMEX under the symbol "IAG".

ACCOUNTING TREATMENT

        The transaction will be treated as a purchase for financial reporting and accounting purposes, in accordance with Canadian generally accepted accounting principles. Under the purchase method of accounting, the financial statements of IAMGold will reflect the acquisition of Repadre from the date of acquisition (being the Effective Date). For a presentation of certain pro forma effects of the accounting treatment on the combined financial position and results of operations of IAMGold after giving effect to the purchase of Repadre by IAMGold, reference is made to the pro forma consolidated financial information attached as Exhibit E to this Circular.

ISSUE AND RESALE OF IAMGOLD SHARES

Canada

        The issue of the IAMGold Shares in connection with the Arrangement will be exempt from the prospectus and registration requirements of the securities legislation of the provinces and territories of Canada, subject, in the case of the Province of Québec, to the receipt of regulatory approval.

        The first trade of IAMGold Shares issued to a Shareholder in connection with the Arrangement will not be subject to any restricted or hold period if: (i) at the time of such first trade, IAMGold is a reporting issuer or the equivalent under the legislation of certain prescribed jurisdictions in Canada (IAMGold currently being a reporting issuer or the equivalent in all such jurisdictions); (ii) no unusual effort is made to prepare the market or to create a demand for the IAMGold Shares which are the subject of the trade; (iii) no extraordinary commission or consideration is paid to a person or company in respect of the trade; (iv) if the seller of the securities is an insider or officer of IAMGold, the seller has no reasonable grounds to believe that IAMGold is in default of any requirement of the applicable legislation; and (v) except in Québec, the first trade is not from the holdings of a person or company or a combination of persons or companies holding a sufficient number of any securities of IAMGold so as to affect materially the control of IAMGold (a holding by any person, company or combination of persons and/or companies of more than 20% of the outstanding voting securities of IAMGold being deemed, in the absence of evidence to the contrary, to affect materially the control of IAMGold).

United States

        The IAMGold Shares to be issued to holders of Repadre Shares are not required to be, and will not be, registered under the U.S. Securities Act. Such shares will be issued in reliance upon the exemption provided by section 3(a)(10) of the U.S. Securities Act. Section 3(a)(10) exempts from the general registration requirement, securities issued in exchange for one or more outstanding securities where the terms and conditions of the issue and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issue and exchange at which all persons to whom such securities will be issued have the right to appear. The Court is authorized to conduct a hearing to determine the fairness of the terms and conditions of the Arrangement, including the proposed issue of securities in exchange for other outstanding securities. See "Court Approval and Completion of the Arrangement".

        The IAMGold Shares received in exchange for Repadre Shares in the Arrangement will be freely transferable under U.S. federal securities laws, except IAMGold Shares received by persons who, immediately prior to the Effective Time, are affiliates of Repadre or IAMGold, and IAMGold Shares held after the Effective Time by affiliates of IAMGold. Persons who may be deemed to be affiliates of an issuer generally include individuals or entities that control, are controlled by, or are under common control with, such issuer and may include certain officers and directors of such issuer as well as the principal shareholders of such issuer.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary, as of the date hereof, of the principal Canadian federal income tax considerations generally applicable to holders of Repadre Shares in respect of the Arrangement and the exercise of dissent rights as described herein. This summary applies generally to holders who, for purposes of the ITA, hold their Repadre Shares as capital property, deal at arm's length with Repadre and will continue to deal at arm's length with IAMGold and Amalco. This summary applies to an individual or a corporation, but does not apply to any holder that is a "financial institution" for purposes of the mark-to-market rules contained in the ITA.

        This summary is based upon the current provisions of the ITA, the regulations thereunder in force on the date hereof, all proposals to amend the ITA and regulations publicly announced by the Minister of Finance (Canada) (the "Proposed Amendments") prior to the date hereof and on the current published administrative practices of Canada Customs and Revenue Agency ("CCRA").

        This summary does not take into account or anticipate provincial, territorial or foreign tax considerations, which considerations may differ significantly from those discussed herein. It has been assumed that the Proposed

Amendments will be enacted in their present form and that there will be no other relevant amendment of any governing law, whether by judicial, legislative or governmental action.

        This summary is not exhaustive of all Canadian federal income tax considerations and is of a general nature only. It is not intended to be and should not be construed to be, legal or tax advice to any particular Shareholder. Accordingly, Shareholders should consult their own tax advisers with respect to the income tax consequences to them of the Arrangement (including the exercise of dissent rights) under federal, provincial, territorial and other applicable tax legislation. The discussion below is qualified accordingly.

        The Repadre Shares should generally constitute "capital property" to a holder unless the holder is a trader or dealer in securities or is engaged in an adventure in the nature of trade with respect to such securities. Certain Shareholders resident in Canada whose Repadre Shares might not otherwise qualify as a "capital property" may be entitled to obtain such qualification by making the election permitted by subsection 39(4) of the ITA.

Residents of Canada

  The Amalgamation

        Shareholders (other than Dissenting Shareholders) who are resident or deemed to be a resident of Canada for the purposes of the ITA will realize neither a capital gain nor a capital loss on the amalgamation under the Arrangement as a result of which Repadre Shares are exchanged for IAMGold Shares. The cost of such IAMGold Shares to a holder will be equal to the aggregate adjusted cost base of the shares so exchanged for IAMGold Shares by virtue of the Arrangement. A Shareholder's cost of such IAMGold Shares must be averaged with the adjusted cost base of any IAMGold Shares that may be held by the Shareholder at that time to determine the adjusted cost base of all of the IAMGold Shares held by the Shareholder.

  Dissenting Shareholders

        Shareholders who intend to dissent should consult their own tax advisors with respect to the tax treatment of payments received as a result of the exercise of Dissent Rights described under "Dissenting Shareholders' Rights". Under the current published administrative practices of CCRA, a Dissenting Shareholder who receives a cash payment (other than interest) from Amalco in respect of the fair value of Repadre Shares will be considered to have disposed of such Repadre Shares for proceeds of disposition equal to the cash proceeds received. Such a Shareholder will realize a capital gain (or a capital loss), to the extent that such proceeds of disposition exceed, (or are exceeded by), the aggregate of the adjusted cost base of the Repadre Shares to the Dissenting Shareholder and any reasonable costs of disposition.

        Generally, Dissenting Shareholders will be required to include in computing their income under the ITA one-half of any capital gain (a "taxable capital gain") and may apply one-half of any capital loss against taxable capital gains in accordance with the detailed rules contained in the ITA. Individual Shareholders who realize a capital gain may be subject to the alternative minimum tax under the ITA. Such a capital loss may in certain circumstances be reduced by the amount of certain dividends, including deemed dividends, which have been received on the Repadre Shares.

        A Dissenting Shareholder who receives interest will be required to include the full amount of such interest in the Dissenting Shareholder's income.

Non-Residents of Canada

        The tax treatment of non-residents of Canada under the ITA and the following discussion can be affected by the provisions of an applicable income tax convention. Non-residents are advised to consult their own tax advisers with regard to the availability of relief under an applicable income tax convention in their particular circumstances.

  The Amalgamation

        Non-resident Shareholders (other than Dissenting Shareholders) will realize neither a capital gain nor a capital loss on the Arrangement as a result of which Repadre Shares are exchanged for IAMGold Shares. The cost of such IAMGold Shares to a Shareholder will be equal to the aggregate adjusted cost base of the shares so exchanged for IAMGold Shares by virtue of the Arrangement. A non-resident Shareholder's cost of such IAMGold Shares must be averaged with the adjusted cost base of any other IAMGold Shares that may be held by the non-resident Shareholder at that time to determine the adjusted cost base of all of the IAMGold Shares held by the non-resident Shareholder.

  Dissenting Shareholders

        Non-resident Shareholders are referred to the discussion above for residents of Canada for a general description of the tax considerations applicable to them if they elect to exercise their Dissent Rights. Non-resident Shareholders generally will not be subject to tax under the ITA in respect of any capital gain realized on a disposition of shares unless such shares constitute or are deemed to constitute "taxable Canadian property" to the shareholder. The Repadre Shares would constitute "taxable Canadian property" if: (i) they are capital property of the holder used in carrying on a business (other than an insurance business) in Canada; (ii) they are capital property of an insurer that is its designated insurance property for the year; (iii) the holder and/or persons with whom the holder did not deal at arm's length owned at any time during the five year period prior to the Arrangement 25% or more of the issued shares of any class of the capital stock of Repadre; or (iv) they are property received by the holder in exchange for property that was "taxable Canadian property" where the exchange was effected pursuant to certain "rollover" transactions under the Tax Act.

        A non-resident Shareholder whose Repadre Shares constitute or are deemed to constitute "taxable Canadian property" and for which the disposition of such shares is not protected under a tax treaty, is referred to the discussion above under "Residents of Canada" for general information regarding the treatment of the disposition under the ITA. The non-resident Shareholder will be required to file a tax return under the ITA.

        Even if the Repadre Shares constitute or are deemed to constitute "taxable Canadian property" to a non-resident holder and their disposition would give rise to a capital gain, an exemption from tax under the ITA may be available under the terms of an applicable tax treaty between Canada and the country of residence of the non-resident.

        Interest paid to a non-resident dissenting shareholder will generally be subject to Canadian non-resident tax at the rate of 25% on the gross amount of the interest. Tax relief may be available under the terms of an applicable tax treaty.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

        The following summary discusses certain U.S. federal income tax consequences of the Arrangement to U.S. holders. For purposes of this discussion, a "U.S. holder" means a beneficial owner of Repadre Shares that is (i) a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any of its political subdivisions, (iii) a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust or (iv) an estate that is subject to U.S. federal income tax on its income regardless of its source. This discussion does not apply to Repadre Shares held by a partnership or an entity treated as a partnership for U.S. tax purposes.

        This discussion is based upon the Internal Revenue Code of 1986, as amended, Treasury regulations, administrative rulings and judicial decisions currently in effect, all of which are subject to change, possibly with retroactive effect. The discussion applies only to U.S. holders that hold their Repadre Shares and will hold the IAMGold Shares as a capital asset within the meaning of section 1221 of the Internal Revenue Code. The discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its own investment circumstances or to holders subject to special treatment under the U.S. federal income tax laws, such as banks, insurance companies and tax-exempt organizations. Furthermore, this discussion does not consider the potential effects of any state, local or foreign tax laws. Neither Repadre nor IAMGold has requested a ruling from the U.S. Internal Revenue Service with respect to any of the U.S. federal income tax consequences of the Arrangement and, as a result, there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions described below. Accordingly, each

U.S. holder is strongly urged to consult with a tax advisor to determine the particular federal, state, local or foreign income or other tax consequences to it of the Arrangement and owning the IAMGold Shares.

  PFIC Status of Repadre

        Repadre believes it is a passive foreign investment company for U.S. federal income tax purposes (a "PFIC") and this discussion assumes Repadre is a PFIC. This discussion applies only to a U.S. holder that has not made an election to treat Repadre as a "qualified electing fund" under the rules applicable to PFICs.

  Exchange of Repadre Shares for IAMGold Shares

        A U.S. holder will be required to recognize gain or loss on the exchange of its Repadre Shares for IAMGold Shares based on the difference between the fair market value of the IAMGold Shares received and the U.S. holder's adjusted tax basis in the Repadre Shares exchanged. Any gain generally will be treated as an "excess distribution" under the PFIC rules reportable on IRS Form 8621 and will be ordinary income and subject to tax at the highest marginal rates. Unless the holder has previously made an election to mark the Repadre Shares to market, an interest charge will apply to the tax due on the gain to reflect the value of deferral of U.S. tax attributable to undistributed earnings of Repadre for the period during which the Repadre Shares were owned. Any loss generally will be capital loss.

        A U.S. holder's tax basis in the IAMGold Shares received will be equal to their fair market value when received. The holder's holding period for the IAMGold Shares will begin on the date the IAMGold Shares are received.

  Exchange of Repadre Shares for Cash

        A U.S. holder that exercises Dissent Rights and receives cash for its Repadre Shares will recognize gain or loss based on the difference between the cash received and the holder's adjusted tax basis in the Repadre Shares exchanged. Any gain will be taxed as described above. Any loss generally will be capital loss.

  Ownership and Disposition of IAMGold Shares

        Repadre believes IAMGold is not and does not expect to become a PFIC, a foreign personal holding company (a "FPHC") or a controlled foreign corporation (a "CFC") for U.S. federal income tax purposes. If IAMGold were or were to become a PFIC, a FPHC or a CFC, certain U.S. holders may be required to include in their taxable income certain undistributed amounts of IAMGold's income or to pay an interest charge together with tax calculated at the highest marginal rates on certain "excess distributions" made by IAMGold, including gain on the disposition of IAMGold Shares. U.S. holders should consult their own tax advisors for specific advice concerning the U.S. tax consequences of owning and disposing of the IAMGold Shares.

  Backup Withholding

        Certain non-corporate U.S. holders may be subject to 30% backup withholding on cash payments received. Backup withholding will not apply, however, to a U.S. holder that (i) furnishes a correct taxpayer identification number and certifies that it is not subject to backup withholding on IRS Form W-9 or (ii) is otherwise exempt from backup withholding.

        If a U.S. holder does not provide a taxpayer identification number, such U.S. holder may be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding does not constitute an additional tax and will be creditable against the U.S. holder's U.S. federal income tax liability. U.S. holders should consult their own tax advisors as to their qualifications for exemption from backup withholding and the procedure for obtaining exemption.

  Reporting Requirements

        A U.S. holder receiving IAMGold Shares as a result of the Arrangement may be required to retain records related to such U.S. holder's Repadre Shares, and file with its federal income tax return a statement setting forth facts relating to the Arrangement.

ELIGIBILITY FOR INVESTMENT

        The IAMGold Shares to be issued pursuant to the Arrangement will be "qualified investments" for trusts governed by registered retirement savings plans, deferred profit sharing plans and registered retirement income funds and, based upon a certificate provided by an officer of IAMGold, will not constitute "foreign property" for purposes of Part XI of the ITA for trusts governed by registered pension plans and for certain other persons to whom Part XI of the ITA is applicable.

DISSENTING SHAREHOLDERS' RIGHTS

        Registered Shareholders are entitled to dissent from the Arrangement Resolution in the manner provided in section 185 of the OBCA, as modified by the Interim Order and the Plan of Arrangement. Section 185 of the OBCA is reprinted in its entirety as Exhibit H to this Circular. The following summary is qualified by the provisions of section 185 of the OBCA, the Interim Order and the Plan of Arrangement.

        The obligation of IAMGold to complete the Arrangement is subject to the condition that the holders of not more than 10% of the outstanding Repadre Shares exercise their Dissent Rights with respect to the Arrangement Resolution.

        In the event the Arrangement becomes effective, a Dissenting Shareholder who complies with section 185 of the OBCA, as modified by the Interim Order and the Plan of Arrangement, will be entitled to be paid by Amalco the fair value of the Repadre Shares held by such Dissenting Shareholder determined as at the Effective Time on the Effective Date.

        A registered Shareholder who wishes to exercise Dissent Rights must send a Dissent Notice to Repadre, such that it is received by Repadre not later than 5:00 p.m. (Toronto time) on the Business Day immediately preceding the day of the Meeting (or any postponement or adjournment thereof), at Suite 2520, 130 Adelaide Street West, Toronto, Ontario M5H 3P5, Attention: Secretary. The filing of a Dissent Notice does not deprive a Shareholder of the right to vote; however, the OBCA provides, in effect, that a Shareholder who has submitted a Dissent Notice and who votes in favour of the Arrangement Resolution will no longer be considered a Dissenting Shareholder with respect to the Repadre Shares voted in favour of the Arrangement Resolution. The OBCA does not provide, and Repadre will not assume, that a vote against the Arrangement Resolution constitutes a Dissent Notice. In addition, the execution or exercise of a proxy does not constitute a Dissent Notice. Under the OBCA, there is no right of partial dissent and, accordingly, a Dissenting Shareholder may only dissent with respect to all Common Shares held on behalf of any one beneficial owner and registered in the name of the Dissenting Shareholder.

        Repadre is required, within 10 days after the Shareholders adopt the Arrangement Resolution, to send to each registered Shareholder who has filed a Dissent Notice notice that the Arrangement Resolution has been adopted, but such notice is not required to be sent to any registered Shareholder who voted for the Arrangement Resolution or who has withdrawn such Dissent Notice.

        A Dissenting Shareholder must then, within 20 days after the Dissenting Shareholder receives notice that the Arrangement Resolution has been adopted or, if the Dissenting Shareholder does not receive such notice, within 20 days after the Dissenting Shareholder learns that the Arrangement Resolution has been adopted, send to Repadre a written notice (a "Payment Demand") containing the name and address of the Dissenting Shareholder, the number of Repadre Shares in respect of which the Dissenting Shareholder dissents, and a demand for payment of the fair value of such Repadre Shares. Within 30 days after a Payment Demand, the Dissenting Shareholder must send to Repadre or Computershare the certificates representing the Repadre Shares in respect of which such Payment Demand was made. A Dissenting Shareholder who fails to send the certificates representing the Repadre Shares in respect of which the Dissent Right has been exercised has no right to make a claim under section 185 of the OBCA. Repadre or Computershare will endorse on share certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will forthwith return the share certificates to the Dissenting Shareholder.

        On sending a Payment Demand to Repadre, a Dissenting Shareholder ceases to have any rights as a Shareholder, other than the right to be paid the fair value of the Repadre Shares in respect of which such

Payment Demand was made, except pursuant to the provisions of section 185 of the OBCA, as modified by the Interim Order and the Plan of Arrangement.

        Amalco is required, not later than seven days after the later of the Effective Date or the date on which Repadre received the Payment Demand of a Dissenting Shareholder, to send to each Dissenting Shareholder who has sent a Payment Demand a written offer to pay ("Offer to Pay") for the Repadre Shares in respect of which such Payment Demand was made in an amount considered by the board of directors to be the fair value thereof, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay must be on the same terms. Amalco is required to pay for the Repadre Shares of a Dissenting Shareholder within 10 days after an Offer to Pay has been accepted by a Dissenting Shareholder, but any such Offer to Pay lapses if Amalco does not receive an acceptance thereof within 30 days after the Offer to Pay has been made.

        If Amalco fails to make an Offer to Pay for the Repadre Shares of a Dissenting Shareholder, or if a Dissenting Shareholder fails to accept an offer that has been made, Amalco may, within 50 days after the Effective Date or within such further period as the Court may allow, apply to the Court to fix a fair value for the Repadre Shares of Dissenting Shareholders. If Amalco fails to apply to the Court, a Dissenting Shareholder may apply to the Court for the same purpose within a further period of 20 days or within such further period as the Court may allow. A Dissenting Shareholder is not required to give security for costs in such an application.

        Upon an application to the Court, all Dissenting Shareholders whose Repadre Shares have not been purchased by Amalco will be joined as parties and bound by the decision of the Court, and Amalco will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of the right of such Dissenting Shareholder to appear and be heard in person or by counsel. Upon any such application to the Court, the Court may determine whether any person is a Dissenting Shareholder who should be joined as a party, and the Court will then fix a fair value for the Repadre Shares of all Dissenting Shareholders. The final order of the Court will be rendered against Amalco in favour of each Dissenting Shareholder and for the amount of the fair value of each Dissenting Shareholder's Repadre Shares as fixed by the Court. The Court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date until the date of payment.

        The foregoing is only a summary of the provisions of Section 185 of the OBCA, as modified by the Interim Order and the Plan of Arrangement, which provisions as so modified are technical and complex. It is suggested that any Shareholder wishing to exercise Dissent Rights seek legal advice as failure to comply strictly with the provisions of the OBCA, as modified by the Interim Order and the Plan of Arrangement, may prejudice such Shareholder's Dissent Rights. For a general summary of certain income tax implications to a Dissenting Shareholder, see "Canadian Federal Income Tax Considerations".

RISK FACTORS

        The following risk factors relating to the Exchange Ratio being fixed and fractional interests in IAMGold Shares being rounded down should be considered by Shareholders in evaluating whether to vote in favour of the Arrangement Resolution. Risk factors relating to the business of IAMGold following the completion of the Arrangement are described under "Risk Factors" in Exhibit B to this Circular. All of the risk factors described below and in Exhibit B to this Circular should be considered by Shareholders in conjunction with the other information included in this Circular, including the exhibits hereto.

Exchange Ratio

        Pursuant to the Arrangement, each Repadre Share will be exchanged for 1.6 IAMGold Shares. Because the Exchange Ratio is fixed, the number of IAMGold Shares that Shareholders will receive under the Arrangement will not change, even if the market price of the IAMGold Shares or the Repadre Shares changes. There will be no adjustment to the Exchange Ratio or termination of the Arrangement based solely on fluctuations in the market price of the IAMGold Shares in relation to the market price of the Repadre Shares. In recent months, the stock market, in general, has experienced significant price and volume fluctuations. These market fluctuations could adversely affect the market price of the IAMGold Shares or otherwise change the relative market prices of the IAMGold Shares and the Repadre Shares. In addition, the market price of IAMGold

Shares upon and after completion of the Arrangement could decline from the market price of the IAMGold Shares prior to the completion of the Arrangement.

Fractional Interests

        Any Shareholder holding a certificate representing a number of Repadre Shares that is not evenly divisable by five will become entitled to a fractional interest in an IAMGold Share. Under the Plan of Arrangement, no fractional IAMGold Shares will be issued and any fractional number of IAMGold Shares to which a Shareholder would otherwise be entitled will be rounded down to the next whole number of IAMGold Shares.

LEGAL MATTERS

        Certain legal matters in connection with the Arrangement will be passed upon by Gowling Lafleur Henderson LLP, Toronto, Ontario and by Davis, Graham & Stubbs LLP, Denver, Colorado on behalf of Repadre and by Fraser Milner Casgrain LLP, Toronto, Ontario and by Dorsey & Whitney LLP, Toronto, Ontario on behalf of IAMGold.

APPROVAL OF CIRCULAR BY THE DIRECTORS

        The contents and sending of this Circular have been approved by the Board of Directors.

BY ORDER OF THE BOARD
Toronto, Ontario December 6, 2002	(Signed) GRANT EDEY Secretary

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SIGNATURE
Repadre Capital Corporation — SEC File No. 000-12793 (Registrant)
REPADRE CAPITAL CORPORATION NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
SCHEDULE A ARRANGEMENT RESOLUTION
TABLE OF CONTENTS
NOTICE TO UNITED STATES SHAREHOLDERS OF REPADRE
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
SUMMARY
The Companies
The Meeting
The Arrangement
Repadre Selected Consolidated Financial Data
IAMGold Selected Consolidated Financial Data
Pro Forma Consolidated Financial Information
GLOSSARY
INFORMATION CONCERNING THE MEETING
THE ARRANGEMENT
THE ARRANGEMENT AGREEMENT
STOCK EXCHANGE LISTINGS
PRICE RANGES AND TRADING VOLUMES
ACCOUNTING TREATMENT
ISSUE AND RESALE OF IAMGOLD SHARES
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
ELIGIBILITY FOR INVESTMENT
DISSENTING SHAREHOLDERS' RIGHTS
RISK FACTORS
LEGAL MATTERS
APPROVAL OF CIRCULAR BY THE DIRECTORS